                                                          SEC File No.__________

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                       FORM 10

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
       PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                    Coast Bancorp
       ------------------------------------------------------------------
                (Exact name of registrant as specified in its charter)


        California                                           77-0401327
------------------------------                   ------------------------------
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                           Identification No.)


      740 Front Street                                         95060
------------------------------                   ------------------------------
   (Address of principal                                     (Zip Code)
     executive offices)



                                Santa Cruz, California
--------------------------------------------------------------------------------
                   (City and State of principal executive offices)


        Registrant's telephone number, including area code     (408) 458-4500
                                                        ---------------------

          Securities to be registered pursuant to Section 12(b) of the Act:

                                                     Name of each exchange on
      Title of each class                               which each class is
      to be so registered                                to be registered

           None                                                  None
------------------------------                   ------------------------------

          Securities to be registered pursuant to Section 12(g) of the Act:

                              Common Stock, no par value
               --------------------------------------------------
                                   (Title of class)


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                                      I N D E X
                                      ---------

         DESCRIPTION                                                   PAGE NO.
         -----------                                                   --------

ITEM 1.  BUSINESS.............................................................1

ITEM 2.  SELECTED FINANCIAL DATA.............................................19

ITEM 3.  PROPERTIES..........................................................41

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......43

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS ...................................44

ITEM 6.  EXECUTIVE COMPENSATION..............................................46

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................50

ITEM 8.  LEGAL PROCEEDINGS...................................................50

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
         RELATED STOCKHOLDER MATTERS.........................................50

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.............................51

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
         REGISTERED..........................................................52

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................53

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.........................54

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
         FINANCIAL DISCLOSURE................................................73

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS...................................73


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ITEM 1.  BUSINESS

GENERAL

         Coast Bancorp ("Company") is a California corporation and the bank holding company for Coast Commercial Bank ("Bank"), located in Santa Cruz, California. The Bank was incorporated as a California state banking corporation on April 27, 1981, and commenced operations on February 17, 1982. The Company was incorporated on January 27, 1995 and became the bank holding company for the Bank on July 25, 1995, pursuant to the Bank Holding Company Act.

GENERAL BANKING SERVICES

         The Bank engages in a broad range of financial services activities in its primary market of Santa Cruz County, and also serves the adjacent areas of San Benito, Santa Clara and Monterey counties. The City of Santa Cruz, situated 80 miles south of San Francisco and 35 miles southwest of San Jose, is the largest city in Santa Cruz County.

         The Bank emphasizes the needs of local business people and serves individuals, retailers, professionals and small and medium-sized businesses and operates through its corporate offices located in Santa Cruz, California and through its branch offices located in Santa Cruz, Aptos, Scotts Valley and Watsonville, California. Services offered include a full range of commercial banking services, including the acceptance of demand, savings and time deposits, overdraft protection for checking accounts, and the making of commercial, real estate (including residential mortgage), personal, home improvement, automobile and other installment and term loans. The Bank is one of the largest Small Businesses Administration ("SBA") lenders in California and has been granted status as a "preferred lender", allowing it to make SBA loans without first having the SBA approve the loan, and is a seller/servicer of Freddie Mac mortgage loans. It also offers travelers' checks, safe deposit boxes, notary public services, Visa credit cards, courier service for pick-up of non-cash deposits, ATM cards usable at many ATM's nationwide and a 24 hour telephone service for deposit and loan account information. The Bank operates automated teller machines at its branches and at Seascape Village in Aptos, California. The Bank also has an Investment Services Department which provides financial planning services, financial consulting, asset management and the purchase and sale of stock and bonds through a third party provider.

         The total population base in Santa Cruz County is approximately 248,900 people. Santa Cruz County's economic base has several significant components including education (e.g., the University of California at Santa
Cruz); disk drive and software companies headquartered in the Northern part of the county due to its proximity to the high tech base of Silicon Valley in adjacent Santa Clara County; tourism because of the beaches and Santa Cruz Boardwalk; and agriculture in the Southern part of the county in and around Watsonville.


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         The Bank currently has no applications pending to open additional branch offices, but the Bank may increase the number of its banking facilities in the Bank's trade areas when such expansion is appropriate. The Bank's expansion program is, of course, dependent on obtaining the necessary governmental approvals, a continued earnings pattern and absence of adverse effects from economic conditions, governmental monetary policies or competition. No assurance can be given that all or any part of the Bank's expansion program can be accomplished without the Bank being required to raise additional capital in the future.

         The Bank is a member of the Federal Deposit Insurance Corporation and each depositor's account is insured up to $100,000. The Bank does not directly offer trust services or international banking services and does not plan to do so in the near future.

         The Bank's service area consists of Santa Cruz County and extends into the adjacent areas of San Benito, Santa Clara and Monterey counties. It is estimated that Santa Cruz County contains 35 competitive banking offices, of which 2 offices are owned by other independent banks. However, the Bank is the only independent bank headquartered in Santa Cruz County. It is estimated that the primary service area also contains 20 offices of savings and loan associations, and 5 offices of credit unions. Based upon total bank deposits as of June 30, 1995 (the last period for which data is available), the Bank is sixth in market share in Santa Cruz County.

         The banking business in California generally, and in the Bank's primary service area specifically is highly competitive with respect to both loans and deposits, and is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. Among the advantages such major banks have over the Bank are their ability to finance wide ranging advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Such institutions offer certain services such as trust services and international banking which are not offered directly by the Bank (but are offered indirectly through correspondent institutions) and, by virtue of their greater total capitalization (legal lending limits to an individual customer are limited to a percentage of a bank's total capital), they have substantially higher lending limits than does the Bank. Other entities, both governmental and in private industry, seeking to raise capital through the issuance and sale of debt or equity securities also provide competition for the Bank in the acquisition of deposits. The Bank also competes with money-market funds for deposits.

         In order to compete with major financial institutions and other competitors in its service areas, the Bank builds and retains its customer base by drawing upon the experience of its executive and senior officers in serving business individuals, and upon its specialized services, local promotional activities and the personal contacts made by its officers, directors and employees. The officers and employees of the Bank are strongly encouraged to participate in local civic and charitable organizations and events, which has also served to promote the Bank's business. For customers whose loan demand exceeds the Bank's legal lending limit, the


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Bank may arrange for such loans on a participation basis with correspondent banks. The Bank's lending limit is 15% of its capital and allowance for loan losses for unsecured loans and 25% of its capital and allowance for loan losses for secured loans.

DEPOSITS

         Most of the Bank's deposits are attracted from individuals, small and medium-sized businesses and professionals. A material portion of the Bank's deposits have not been obtained from a single person or a few persons, the loss of any one or more of which would not have a materially adverse effect on the business of the Bank.

LENDING ACTIVITIES

         The Bank engages in a full complement of lending activities, including commercial, real estate, SBA and consumer/installment loans.

         The Bank is one of the largest lenders in California in the SBA loan program and makes SBA loans from $20,000 to $1,500,000. SBA 7(a) loans are for such purposes as working capital, inventory and other purposes, and are government-guaranteed up to 80% of the amount of the loan. The Bank also makes SBA loans for the purchase or construction of owner occupied real estate which are also guaranteed up to 80%. The SBA loan program is subject to political and budgetary uncertainty which in recent years has resulted in a reduction of the guaranteed portion of SBA loans and lower maximum loan amounts.

         The Bank makes real estate construction loans for the construction of single and multi-family residential units, commercial and industrial properties, and SBA approved owner occupied commercial real estate. These loans typically have pre-qualified take outs for permanent financing or stand-by commitments and a maximum loan to value ratio of 70%. The Bank also makes loans for lot or land development with a maximum loan to value ratio of 60%. Construction loans are secured by a first deed of trust. As of June 30, 1996, the Bank had outstanding real estate construction loans of $14,781,000 representing 12% of the Bank's loan portfolio.

         The Bank also makes commercial real estate loans for other purposes such as the purchase or refinance of offices, warehouses, professional buildings, and industrial buildings, including SBA loans. A portion of these loans are SBA loans which are guaranteed by the U.S. government in an amount up to 90% of the loan. Commercial real estate loans generally are fully amortized over 15 years or have a 10 year term with a twenty-five year amortization, and typically have a maximum loan to value ratio of 70%. SBA loans

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for this purpose have a term of up to 25 years and  a maximum loan to value ratio of 90%. The Bank had outstanding real estate term loans of $59,295,000 or 50% of the Bank's loan portfolio at June 30, 1996.

         The Bank makes residential mortgage loans which are typically 30 year loans with either adjustable or fixed interest rates. These loans are sold to Freddie Mac on a "servicing retained" basis, i.e., the Bank continues to be paid a fee for collecting payments on the loan and performing other services, or to other investors on a "servicing released" basis, i.e. the Bank has no further involvement in the loan.

         The Bank makes commercial loans to small-to-medium sized businesses for working capital, lines of credit, loans secured by inventory and receivables, and term loans for equipment and for working capital. Typically, the Bank obtains a security interest in the collateral being financed or in other available assets of the customer. Loan to value ratios vary but generally do not exceed 80%. As of June 30, 1996, the Bank had $37,158,000 in loans for these purposes representing 31% of the Bank's loan portfolio.

         Consumer and installment loans are made for household, family and other personal expenditures on both a secured and unsecured basis. As of June 30, 1996 the Bank had a total of $7,637,000 in consumer and installment loans representing 7% of the Bank's loan portfolio.

         The Bank sells the guaranteed portion of SBA loans which it originates into the secondary market as a source of liquidity and earnings. Additionally, the Bank sells residential mortgage loans it originates into the secondary market in order to divest itself of the interest rate risk associated with these mostly fixed interest rate products. Through 1995, the Bank accounted for these loans in accordance with the Emerging Issues Task Force Issues No. 88-11, "Allocation of Recorded Investment when a Loan is Sold", No. 86-38, "Implication of Mortgage Prepayments on Amortization of Servicing Rights", and No. 84-21, "Sale of a Loan with a Partial Participation Retained". No recourse is available to buyers of these loans after 90 days from the sale. Total loans serviced by the Bank for other investors were $121,542,000 as of June 30, 1996 and $117,853,000 as of December 31, 1995. For
the years ended December 31, 1995, 1994 and 1993, total loans sold by the Bank were $20,093,000, $34,673,000, $45,405,000 and $21,457,000 for the six months ended June 30, 1996.

         In May of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights". This statement eliminates the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions.
 Under this statement, if the Company sells or securities loans and retains the mortgage servicing rights, the Company should allocate the total cost of the mortgage loan to the loan and the mortgage servicing rights based on their relative fair values. Any cost allocated to the mortgage servicing rights should be recognized as a separate asset and amortized over the period of estimated net service income. The Company adopted this statement on January 1, 1996.

         See "ACCOUNTING PRONOUNCEMENTS" for a discussion of the Financial Accounting Standards Board's recently issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which supercedes Statement No. 122 effective January 1, 1997.

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         Credit risk relates to the ability of a borrower to repay the principal and interest on their loan and is managed by adherence to credit standards and the taking of collateral to secure most of the Bank's loans. These risks are inherent in commercial lending generally. Certain risks are specific to particular types of lending in which the Bank engages such as real estate lending. The major risk inherent in real estate lending is the potential decline in the value of the property for market reasons or due to the condition of the property.

OTHER SERVICES

         The Bank has established its own Investment Services Department which employs 2 investment professionals. The Investment Services Department offers financial planning services; asset management services through the use of two unaffiliated investment managers; retirement plans such as 401(k) plans, IRAs and SEPs; mutual funds; and the purchase and sale of stocks and bonds on an unsolicited basis.

         The Investment Services Department also offers trust services through Enterprise Trust and Investment Company of Los Gatos, California, an unaffiliated independent trust company.

SUPERVISION AND REGULATION

     The Bank is chartered under the banking laws of the State of California and is subject to the supervision of, and is regularly examined by, the Superintendent and the FDIC.

     The Company is a bank holding company within the meaning of the Bank Holding Company Act, "BHC Act", is registered as such with and is subject to the supervision of the Federal Reserve Board ("FRB").

     Certain legislation and regulations affecting the businesses of the Company and the Bank are discussed below.

GENERAL

         As a bank holding company, the Company is subject to the BHC Act. The Company reports to, registers with, and is examined by the FRB. The FRB also has the authority to examine the Company's subsidiaries which includes the Bank.

         The FRB requires the Company to maintain certain levels of capital. See" Capital Standards" herein. The FRB also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, or violates certain laws, regulations, or conditions imposed in writing by the FRB. See "Prompt Corrective Action and Other Enforcement Mechanisms" herein.


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         Under the BHC Act, a company generally must obtain the prior approval of the FRB before it exercises a controlling influence over, or acquires directly or indirectly, more than 5% of the voting shares or substantially all of the assets of any bank or bank holding company. Thus, the Company is required to obtain the prior approval of the FRB before it acquires, merges or consolidates with any bank, or bank holding company; any company seeking to acquire, merge or consolidate with the Company also would be required to obtain the FRB's approval.

         The Company is generally prohibited under the BHC Act from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than banking, managing banks, or providing services to affiliates of the holding company. A bank holding company, with the approval of the FRB, may engage, or acquire the voting shares of companies engaged, in activities that the FRB has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. A bank holding company must demonstrate that the benefits to the public of the proposed activity will outweigh the possible adverse effects associated with such activity.

         The FRB generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

         Transactions between the Company, the Bank and any future subsidiaries of the Company are subject to a number of other restrictions. FRB policies forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit). Additionally, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit, sale or lease of property, or furnishing of services. Subject to certain limitations, depository institution subsidiaries of bank holding companies may extend credit to, invest in the securities of, purchase assets from, or issue a guarantee, acceptance, or letter of credit on behalf of, an affiliate, provided that the aggregate of such transactions with affiliates may not exceed 10% of the capital stock and surplus of the institution, and the aggregate of such transactions with all affiliates may not exceed 20% of the capital stock and surplus of such institution. The Company may only borrow from depository institution subsidiaries if the loan is secured by marketable obligations with a value of a designated amount in excess of the loan. Further, the Company may not sell a low-quality asset to a depository institution subsidiary.


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CAPITAL STANDARDS

         The FRB, FDIC and other federal banking agencies have risk based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

         A banking organization's risk based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off balance sheet items. The regulators measure risk-adjusted assets and off balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. Since December 31, 1992, the federal banking agencies have required a minimum ratio of qualifying total capital to risk-adjusted assets and off balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off balance sheet items of 4%.

         In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. It is improbable, however, that an institution with a 3% leverage ratio would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' rating. For all banking organizations not rated in the highest category, the minimum leverage ratio is at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, is at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

         The following table presents the capital ratios for the Company and the Bank as of June 30, 1996.


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                                                                 Minimum
                                The Company      The Bank      Requirement
                                -----------      --------      -----------
                                   Ratio           Ratio
                                   -----           -----

RISK-BASED CAPITAL RATIO:

 Tier 1 Capital . . . .            15.2%           13.1%              4.0%

 Total Capital. . . . .            16.5%           14.4%              8.0%

TIER 1 CAPITAL LEVERAGE RATIO:     10.1%            8.7%              4.0%

         As required by Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal financial institution agencies solicited comments in September 1993 on a proposed rule and method of incorporating an interest rate risk component into the current risk-based capital guidelines, with the goal of ensuring that institutions with high levels of interest rate risk have sufficient capital to cover their exposures. Interest rate risk is the risk that changes in market interest rates might adversely affect a bank's financial condition. Under the proposal, interest rate risk exposures would be quantified by weighting assets, liabilities and off-balance sheet items by risk factors which approximate sensitivity to interest rate fluctuations.
As proposed, institutions identified as having an interest rate risk exposure greater than a defined threshold would be required to allocate additional capital to support this higher risk. Higher individual capital allocations could be required by the bank regulators based upon supervisory concerns. The agencies adopted a final rule effective September 1, 1995 which is substantially similar to the proposed rule, except that the final rule does not establish (1) a measurement framework for assessing the level of a bank's interest rate exposure; nor (2) a minimum level of exposure above which a bank will be required to hold additional capital for interest rate risk if it has a significant exposure or a weak interest rate risk


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management process.  The agencies also solicited comments on and are continuing their analysis of a proposed policy statement which would establish a framework to measure and monitor interest rate exposure.

PROMPT CORRECTIVE ACTION AND OTHER ENFORCEMENT MECHANISMS

         FDICIA requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

         In September 1992, the federal banking agencies issued uniform final regulations implementing the prompt corrective action provisions of FDICIA. An insured depository institution generally will be classified in the following categories based on capital measures indicated below:

         "WELL-CAPITALIZED"
         TOTAL RISK-BASED CAPITAL OF 10% OR MORE;
         TIER 1 RISK-BASED RATIO CAPITAL OF 6% OR MORE; AND
         LEVERAGE RATIO OF 5% OR MORE.

         "ADEQUATELY CAPITALIZED"
         TOTAL RISK-BASED CAPITAL OF AT LEAST 8%;
         TIER 1 RISK-BASED CAPITAL OF AT LEAST 4%; AND
         LEVERAGE RATIO OF AT LEAST 4%.

         "UNDERCAPITALIZED"
         TOTAL RISK-BASED CAPITAL LESS THAN 8%;
         TIER 1 RISK-BASED CAPITAL LESS THAN 4%; OR
         LEVERAGE RATIO LESS THAN 4%.

         "SIGNIFICANTLY UNDERCAPITALIZED"
         TOTAL RISK-BASED CAPITAL LESS THAN 6%;
         TIER 1 RISK-BASED CAPITAL LESS THAN 3%; OR
         LEVERAGE RATIO LESS THAN 3%.

         "CRITICALLY UNDERCAPITALIZED"
         TANGIBLE EQUITY TO TOTAL ASSETS LESS THAN 2%.

         An institution that, based upon its capital levels, is classified as well-capitalized, adequately capitalized or undercapitalized may be treated as though it were in the next


                                          9

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lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

         If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency. Undercapitalized institutions must submit an acceptable capital restoration plan with a guarantee of performance issued by the holding company. Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. The most important additional measure is that the appropriate federal banking agency is required to either appoint a receiver for the institution within 90 days or obtain the concurrence of the FDIC in another form of action.

         In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a prima facie showing by the agency that such relief is appropriate. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company. The Company is classified as "well-capitalized" under the above guidelines.

SAFETY AND SOUNDNESS STANDARDS

         FDICIA also implemented certain specific restrictions on transactions and required the regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation, and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, the use of brokered deposits and the aggregate extension of credit by a depository institution to an executive officer, director, principal stockholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

         The federal financial institution agencies published a final rule effective on August 9, 1995, implementing safety and soundness standards. The FDICIA added a new


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Section 39 to the Federal Deposit Insurance Act which required the agencies to establish safety and soundness standards for insured financial institutions covering (1) internal controls, information systems and internal audit systems;
(2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; (7) asset quality, earnings and stock valuation; and (8) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. The agencies issued the final rule in the form of guidelines only for operational, managerial and compensation standards and reissued for comment proposed standards related to asset quality and earnings which are less restrictive than the earlier proposal in November 1993. Unlike the earlier proposal, the guidelines under the final rule do not apply to depository institution holding companies and the stock valuation standard was eliminated. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. Under the final rule, an institution must file a compliance plan within 30 days of a request to do so from the institution's primary federal regulatory agency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS

         The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

         The FRB has issued a policy statement that a bank holding company should not declare or pay a cash dividend to its stockholders if the dividend would place undue pressure on the capital of its subsidiary banks or if the dividend could be funded only through additional borrowings or other arrangements that might adversely affect the financial position of the bank holding company. Specifically, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each consistent with its capital needs, asset quality, and overall financial condition. Further, the Company is expected to act as a source of financial strength for each of its subsidiary banks and to commit resources to support each subsidiary bank in circumstances when it might not do so absent such policy.

         The Company's ability to pay dividends depends in large part on the ability of the Bank to pay management fees and dividends to the Company. The ability of its subsidiary banks to pay dividends will be subject to restrictions set forth in the California Banking Law and regulations of the FDIC.

         The payment of dividends by a state bank is further restricted by additional provisions of state law. Under Section 642 of the California Financial Code, funds available for cash dividend payments by a bank are restricted to the lesser of: (i) retained earnings; or (ii) the bank's net income for its three fiscal years (less any distributions to stockholders made during such period). However, under Section 643 of the California Financial Code, with the prior approval of the Superintendent, a bank may pay cash dividends in an amount not to exceed the greater of the: (1) retained earnings of the bank; (2) net income of the bank for its last fiscal year; or (3) net income of the bank for its current fiscal year. However, if the Superintendent finds that the stockholders' equity of the bank is not adequate or that the payment of a dividend would be unsafe or unsound, the Superintendent may order such bank not to pay a dividend to stockholders. Currently, it is permissible for the Bank to pay cash dividends without the Superintendent's prior approval.

         Additionally, under FDICIA, a bank may not make any capital distribution, including the payment of dividends, if after making such distribution the bank would be in any of the "under-capitalized" categories under the FDIC's Prompt Corrective Action regulations.

         Also, under the Financial Institution's Supervisory Act, the FDIC also has the authority to prohibit a bank from engaging in business practices which the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors, that the FDIC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

FDIC INSURANCE ASSESSMENTS

         The FDIC has established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the U.S. Treasury; borrow from the Federal Financing Bank up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver; and borrow from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. The BIF now has reserves of $1.25 for each $100 of insured deposits. FDICIA also provides authority for special assessments against insured deposits.

         As required by FDICIA, the FDIC has adopted a risk-based assessment system for deposit insurance premiums. Under this system, depository institutions are charged anywhere from 0 cents to 27 cents for every $100 in insured domestic deposits, based on such institutions' capital levels and supervisory subgroup assignment subject to a minimum $2,000 annual assessment for all institutions regardless of their supervisory subgroup classification. The FDIC's rules set forth which supervisory subgroup assignments are made by the FDIC, the assessment classification review procedure, provide for the assignment of new institutions to the "well-capitalized" assessment group, set forth an institution is to make timely adjustments as appropriate, and set forth the basis, and report data, on which capital group assignments are made for insured branches of foreign banks, and expressly address the treatment of certain lifeline accounts for which special assessment treatment is given. FDICIA prohibits assessment rates from falling below the current annual assessment rate of 23 cents per $100 of eligible deposits if the FDIC has outstanding borrowings from the United States Treasury Department or the 1.25% designated reserve ratio has not been met. The BIF has reached the 1.25% reserve ratio.

INTERSTATE BANKING AND BRANCHING
         On September 29, 1994, the Reigle/Neal Interstate Banking and
Branching Efficiency Act of 1994 (the "Interstate Act") was signed into law. This Interstate Act effectively permits nationwide banking. The Interstate Act provides that one year after enactment, adequately capitalized and adequately managed bank holding companies may acquire banks in any state, even in those jurisdictions that currently bar acquisition by out-of-state institutions, subject to deposit concentration limits. The deposit concentration limits provide that regulatory approval by the Federal Reserve Board may not be granted for a proposed interstate acquisition if after the acquisition, the acquiror on a consolidated basis would control more than 10% of the total deposits nationwide or would control more than 30% of deposits in the state where the acquiring institution is located. The deposit concentration state limit does not apply for initial acquisitions in a state and in every case, may be waived by the state regulatory authority. Interstate acquisitions are subject to compliance with the Community Reinvestment Act ("CRA"). States are permitted to impose age requirements not to exceed five years on target banks for interstate acquisitions.

         Branching between states may be accomplished either by merging separate banks located in different states into one legal entity, or by establishing de novo branches in another state. Consolidation of banks is not permitted until June 1, 1997 provided that the state has not passed legislation "opting-out" of interstate branching. If a state opts-out prior to June 1, 1997, then banks located in that state may not participate in interstate branching. A state may opt-in to interstate branching by bank consolidation or by de novo branching by passing appropriate legislation earlier than June 1, 1997. California has passed legislation to opt-in to this legislation. Interstate branching is also subject to a 30% statewide deposit concentration limit on a consolidated basis, and a 10% nationwide deposit concentration limit. The laws of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches shall apply to the interstate branches.

         De novo branching by an out-of-state bank is not permitted unless the host state expressly permits de novo branching by banks from out-of-state. The establishment of an initial de novo branch in a state is subject to the same conditions as apply to initial acquisition of a bank in the host state other than the deposit concentration limits.

         Effective one year after enactment, the Interstate Act permits bank subsidiaries of a bank holding company to act as agents for affiliated depository institutions in receiving deposits, renewing time deposits, closing loans, servicing loans and receiving payments on loans and other obligations. A bank acting as agent for an affiliate shall not be considered a branch of the affiliate. Any agency relationship between affiliates must be on terms that are consistent with safe and sound banking practices. The authority for an agency relationship for receiving deposits includes the taking of deposits for an existing account but is not meant to include the opening or origination of new deposit accounts. Subject to certain conditions, insured saving associations which were affiliated with banks as of June 1, 1994, may act as agents for such banks. An affiliate bank or saving association may not conduct any activity as an agent which such institution is prohibited from conducting as principal.

         If an interstate bank decides to close a branch located in a low-or moderate-income area, it must comply with additional branch closing notice requirements. The appropriate regulatory agency is authorized to consult with community organizations to explore options to maintain banking services in the affected community where the branch is to be closed.

         To ensure that interstate branching does not result in taking deposits without regard to a community's credit needs, the regulatory agencies are directed to implement regulations prohibiting interstate branches from being used as "deposit production offices." The regulations to implement this provision are due by June 1, 1997. The regulations must include a provision to the effect that if loans made by an interstate branch are less than fifty percent of the average of all depository institutions in the state, then the regulator must review the loan portfolio of the branch. If the regulator determines that the branch is not meeting the credit needs of the community, it has the authority to close the branch and to prohibit the bank from opening new branches in the state.

         The Caldera, Weggeland and Killea California Interstate Banking and Branching Act of 1995, effective October 2, 1995, (the "Caldera Act") amends the California Financial Code to, among other matters, regulate the operations of state banks to eliminate conflicts with and to implement the Riegle-Neal Interstate Banking and Branching

Efficiency Act of 1994 discussed above. The Caldera Act includes (1) an election to permit early interstate merger transactions; (2) a prohibition against interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) a prohibition against interstate branching through de novo establishment of California branch offices. The Caldera Act mandates that initial entry into California by an out-of-state institution be accomplished by acquisition of or merger with an existing whole bank which has been in existence for at least five years.

COMMUNITY REINVESTMENT ACT

         In October 1994, the federal financial institution regulatory agencies proposed a comprehensive revision of their regulations implementing the Community Reinvestment Act ("CRA"), enacted in 1977 to promote lending by financial institutions to individuals and businesses located in low and moderate income areas. In May 1995, the proposed CRA regulations were published in final form effective as of July 1, 1995. The revised regulations included transitional phase-in provisions which generally require mandatory compliance not later than July 1, 1997, although earlier voluntary compliance is permissible. Under the former CRA regulations, compliance was evaluated by an assessment of the institution's methods for determining, and efforts to meet, the credit needs of such borrowers. This system was highly criticized by depository institutions and their trade groups as subjective, inconsistent and burdensome, and by consumer representatives for its alleged failure to aggressively penalize poor CRA performance by financial institutions. The revised CRA regulations emphasize an assessment of actual performance rather than of the procedures followed by a bank, to evaluate compliance with the CRA. Overall CRA compliance continues to be rated across a four-point scale from "outstanding" to "substantial noncompliance," and continues to be a factor in review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the revised CRA regulations may be subject to enforcement proceedings.

         The regulations provide that "small banks", which are defined to include any independent bank with total assets of less than $50 million, are to be evaluated by means of a so-called "streamlined assessment method" unless such a bank elects to be evaluated by one of the other methods provided in the regulations. The differences between the evaluation methods may be summarized as follows:

         (1) The "streamlined assessment method" presumptively applicable to small banks requires that a bank's CRA compliance be evaluated pursuant to five "assessment criteria," including its (i) loan-to-deposit ratio (as adjusted for seasonal variations and other lending-related activities, such as sales to the secondary market or community development lending); (ii) percentage of loans and other lending-related activities in the bank's service area(s); (iii) distribution of loans and other lending-related activities among borrowers of different income levels, given the demographic characteristics of its service area(s); (iv) geographic distribution of loans and other lending-related activities within its service area(s); and (v) record of response to written complaints, if any, about its CRA performance.

         (2) The "lending, investments and service tests method" is applicable to all banks larger than $250 million which are not wholesale or limited purpose banks and do not elect to be evaluated by the "strategic plan assessment method." Central to this method is the requirement that such banks collect and report to their primary federal banking regulators detailed information regarding home mortgage, small business and farm and community development loans which is then used to evaluate CRA compliance. At the bank's option, data regarding consumer loans and any other loan distribution it may choose to provide also may be collected and reported.

         Using such data, a bank will be evaluated regarding its (i) lending performance according to the geographic distribution of its loans, the characteristics of its borrowers, the number and complexity of its community development loans, the innovativeness or flexibility of its lending practices to meet low and moderate income credit needs and, at the bank's election, lending by affiliates or through consortia or third-parties in which the bank has an investment interest; (ii) investment performance by measure of the bank's "qualified investments," that is, the extent to which the bank's investments, deposits, membership shares in a credit union, or grants primarily to benefit low or moderate income individuals and small businesses and farms, address affordable housing or other needs not met by the private market, or assist any minority or women-owned depository institution by donating, selling on favorable terms or provisioning on a rent-free basis any branch of the bank located in a predominately minority neighborhood; and (iii) service performance by evaluating the demographic distribution of the bank's branches and ATMs, its record of opening and closing them, the availability of alternative retail delivery systems (such as telephone banking, banking by mail or at work, and mobile facilities) in low and moderate income geographies and to low and moderate income individuals, and (given the characteristics of the bank's service area(s) and its capacity and constraints) the extent to which the bank provides "community development services" (services which primarily benefit low and moderate income individuals or small farms and businesses or address affordable housing needs not met by the private market) and their innovativeness and responsiveness.

         (3) Wholesale or limited purpose banks which do not make home mortgage, small farm or business or consumer loans to retail customers may elect, subject to agency approval of their status, to be evaluated by the "community development test method," which assesses the number and amount of the bank's community development loans, qualified investments and community development services and their innovativeness and complexity.

         (4) Any bank may request to be evaluated by the "strategic plan assessment method" by submitting a strategic plan for review and approval. Such a plan must involve public participation in its preparation, and contain measurable goals for meeting low and moderate income credit needs through lending, investments and provision of services. Such plans generally will be evaluated by measuring strategic plan goals against standards similar to those which will be applied in evaluating a bank according to the "lending, investments and service test method."

         The federal financial institution regulatory agencies issued a final rule effective as of January 1, 1996 to make certain technical corrections to the revised CRA regulations. Among other matters, the rule clarifies the transition from the former CRA regulations to the revised CRA regulations by confirming that when an institution either voluntarily or mandatorily becomes subject to the performance tests and standards of the revised regulations, the institution must comply with all of the requirements of the revised regulations and is no longer subject to the provisions of the former CRA regulations.

INTER-COMPANY BORROWINGS

         Bank holding companies are also restricted as to the extent to which they and their subsidiaries can borrow or otherwise obtain credit from one another, or engage in certain other transactions. The "covered transactions" that an insured depository institution and its subsidiaries are permitted to engage in with their nondepository affiliates are limited to the following amounts: (1) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and the surplus of the insured depository institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. In addition, extensions of credit that constitute covered transactions must be collateralized in prescribed amounts.

         "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the Federal Reserve Board), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit for the benefit of an affiliate. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

IMPACT OF MONETARY POLICIES

         Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by banks on loans, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such an seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the FRB. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on Coast cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting a bank's net earnings.

ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board has recently issued SFAS
No. 125, "Accounting for Tranfers and Servicing of Financial Assets and Extinguishments of Liabilities" effective for transactions occurring after December 31, 1996. SFAS No. 125 requires that an asset seller must meet defined conditions to demonstrate that it has surrendered control over the assets. The failure to meet these conditions usually results in on-balance sheet treatment for the assets and a liability for the sale proceeds received. SFAS No. 125 also requires that contracts to service are recorded as an asset or a liability based on fair value or on an allocation of the carrying amount of the financial asset. SFAS 125 covers subsequent accounting, including impairments, and eliminates the distinction between excess and normal servicing. The Company does not believe that adoption of this standard will have a significant impact on its financial position or results of operations.

GENERAL

         There has been no material effect upon the Company's capital expenditures, earnings, or competitive position as a result of federal, state or local provisions regarding the discharge of materials into the environment.

         At June 30, 1996, the Company employed one hundred seventeen (117) persons including forty (40) part-time employees, four (4) executive officers and twenty-seven (27) other Vice Presidents and Assistant Vice Presidents. None of the Company's employees is presently represented by a union or covered under a collective bargaining agreement. Management of the Bank believes that its employee relations are excellent.


ITEM 2.  SELECTED FINANCIAL DATA

         Presented below is selected financial data for the Company for the last five years and the periods ended June 30, 1996 and 1995. The Company became the bank holding company for the Bank on July 25, 1995.

         The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1995 is derived from the audited consolidated financial statements of the Company. The selected consolidated financial data presented below as of and for the six month periods ended June 30, 1995 and 1996 have been derived from unaudited interim consolidated financial statements and the accounting records of the Company. In the opinion of management, such unaudited interim consolidated financial statements include all adjustments necessary to fairly state the information set forth therein. The following data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein and management's discussion and analysis of financial condition and results of operations.




                                       JUNE 30,                                           December 31,
                             --------------------------      ---------------------------------------------------------------------
                                 1996           1995            1995           1994           1993           1992           1991
----------------------------------------------------------------------------------------------------------------------------------
                                           (Dollars in thousands, except per share information)
  INCOME STATEMENT
  SUMMARY:
  Net interest income         $   6,555      $   5,833      $  12,366      $   9,936      $   8,953     $    7,770      $   7,183
  Provision for credit
    losses                          450            450            900            600            850            528            540
  Noninterest income              2,407          1,786          3,558          4,044          5,184          3,892          3,207
  Noninterest expense             5,090          4,883          9,855          9,463          8,895          7,591          6,423
  Income before taxes             3,422          2,286          5,169          3,917          4,392          3,543          3,427
  Income tax expense              1,354            884          2,020          1,479          1,731          1,371          1,343
  Net income                      2,068          1,402          3,149          2,438          2,661          2,172          2,084
----------------------------------------------------------------------------------------------------------------------------------

  PERIOD END:
  Total loans, gross          $ 118,871      $  95,883     $  106,840      $  97,648      $  92,488     $  100,731      $  88,073
  Assets                        213,712        184,525        207,668        175,861        153,129        148,244        129,620
  Deposits                      165,544        153,103        164,046        152,130        135,573        132,785        116,164
  Stockholders' equity           21,192         19,674         20,984         17,710         16,280         13,776         12,002
----------------------------------------------------------------------------------------------------------------------------------

  AVERAGES FOR PERIOD:
  Total loans, gross           $112,287        $96,757         99,842         94,273         99,319         95,826         87,114
  Earning assets                192,765        156,117        167,089        144,093        138,945        120,560        105,872
  Assets                        209,873        174,560        184,977        161,686        155,490        137,281        120,224
  Deposits                      164,357        144,326        151,888        143,195        138,738        123,306        108,306
  Stockholders' equity           21,174         18,669         19,538         17,113         15,165         12,711         10,418
----------------------------------------------------------------------------------------------------------------------------------

  SELECTED RATIOS:
  Net interest margin*             6.8%           7.5%           7.4%           6.9%           6.4%           6.4%           6.8%
  Efficiency ratio*               56.8%          64.1%          61.9%          67.7%          62.9%          65.1%          61.8%
  Allowance for credit
    losses to total loans          2.5%           2.2%           2.3%           1.9%           1.9%           1.6%           1.5%
  Return on average
    assets *                       2.0%           1.6%           1.7%           1.5%           1.7%           1.6%           1.7%
  Return on beginning
    stockholders' equity *        19.7%          15.8%          17.8%          15.0%          19.3%          18.1%          22.7%
----------------------------------------------------------------------------------------------------------------------------------

  CAPITAL RATIOS:
  Average equity to
    average assets                10.1%          10.7%          10.6%          10.6%           9.8%           9.3%           8.7%
  Total risk-based capital
    ratio                         16.5%          17.6%          17.0%          15.4%          16.1%          13.0%
  Tier 1 risk-based
    capital ratio                 15.2%          16.3%          15.8%          14.2%          14.9%          11.8%
  Tier 1 leverage ratio           10.1%          11.0%          10.2%          10.9%          11.1%           9.4%
----------------------------------------------------------------------------------------------------------------------------------

  PER SHARE DATA:
  Net income                    $   .92        $   .62         $ 1.38         $ 1.07         $ 1.17         $ 0.95         $ 0.92
  Book value                    $  9.59        $  8.64         $ 9.29         $ 7.78         $ 7.15         $ 6.05         $ 5.36
  Cash dividends
    declared                    $   .20        $   .18         $ 0.36         $ 0.30         $ 0.15              -              -

  Weighted average
    common shares
      outstanding              2,235,856      2,277,999        2,280,285      2,277,999      2,277,999     2,277,999      2,277,999
----------------------------------------------------------------------------------------------------------------------------------



* Annualized


             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS


BUSINESS ORGANIZATION

Coast Bancorp (the Company) is a California corporation organized in 1995 to act as the holding company for Coast Commercial Bank (the Bank), a California-chartered, FDIC-insured commercial bank opened in 1982 with headquarters in Santa Cruz and branch offices in Aptos, Santa Cruz, Scotts Valley and Watsonville. During 1995 the Company acquired through merger all the outstanding common stock of the Bank. The merger was accounted for similar to a pooling of interests in that the historical cost basis of Coast Commercial Bank has been carried forward. The Company currently conducts no significant business activities other than its investment in the Bank. Consequently, substantially all of the Company's net income, assets and equity are derived from its investment in the Bank.

The Bank engages in commercial and consumer banking, offering a range of traditional banking products and services to individuals, retailers, small and medium-sized businesses and professionals, primarily within the Santa Cruz County area.

The following analysis is designed to enhance the reader's understanding of the Company's financial condition and the results of its operations as reported in the consolidated financial statements included in this Form. This discussion should be read in conjunction with those financial statements and notes.

YEARS ENDED DECEMBER 31, 1995, 1994, 1993
OVERVIEW

The Company earned net income of $3,149,000 for the year ended December 31, 1995 representing an increase of 29% from 1994 net income of $2,438,000. Net income reported for 1994 represented a decrease of 8% from 1993 net income of $2,661,000. On a per share basis, net income for 1995 was $1.38 compared with $1.07 and $1.17 for the preceding two years. The improvement of net income in 1995 over 1994 was due to an increase in net interest income partially offset by increases in the provision for credit losses and noninterest expenses and a decrease in noninterest income. The decrease in 1994 was due to the decline in noninterest income and increases in noninterest expenses exceeding the increase in net interest income and decrease in the provisions for credit losses.

EARNINGS SUMMARY
NET INTEREST INCOME
Net interest income refers to the difference between interest and fees earned on loans and investments and the interest paid on deposits and other borrowed funds. It is the largest component of the net earnings of a financial institution. The primary factors to consider in analyzing net interest income are the composition and volume of earning assets and interest-bearing liabilities, the amount of noninterest bearing liabilities and nonaccrual loans, and changes in market interest rates.

Table I sets forth average balance sheet information , interest income and expense, average yields and rates, and net interest income and net interest margin for the years ended December 31, 1995, 1994 and 1993.


Table 1  Components of Net Interest  Income

Years ended December 31,                           1995                              1994                           1993
                                    --------------------------------    ----------------------------   ----------------------------
                                      Average                Average    Average              Average    Average             Average
(Dollars in thousands)                Balance    Interest      Rate     Balance    Interest    Rate     Balance   Interest    Rate
                                    ----------   --------    -------    -------    --------  -------    -------   --------  -------
Assets:

Loans (2) (3)                       $  99,842    $ 11,804     11.8%   $  94,273   $   9,961   10.6%   $  99,319  $   9,901   10.0%

Investment Securities:
   Taxable                             49,026       3,284      6.7%      33,830       1,666    4.9%      26,315      1,206    4.6%
   Nontaxable (1)                       6,453         546      8.5%       6,872         580    8.4%       5,083        465    9.1%

Federal funds sold                     11,768         671      5.7%       9,118         368    4.0%       8,228        238    2.9%
                                   ---------------------------------   ----------------------------    ----------------------------
Total earning assets                  167,089      16,305      9.8%     144,093      12,575    8.7%     138,945     11,810    8.5%

Cash and due from banks                13,107                            12,626                          10,772
Allowance for credit losses            (2,135)                           (1,835)                         (1,851)
Unearned income                        (1,606)                           (1,387)                           (817)
Bank premises and equipment,            2,691                             3,152                           3,697
  net
Other assets                            5,831                             5,037                           4,744
                                    ----------                        ---------                       ---------
Total assets                        $ 184,977                         $ 161,686                       $ 155,490
                                    ----------                        ---------                       ---------
                                    ----------                        ---------                       ---------

Interest-bearing liabilities:
Deposits:
  Demand                            $  74,907       1,577      2.1%   $  73,122       1,450    2.0%   $  71,163      1,537    2.2%
  Savings                              16,854         431      2.6%      18,327         446    2.4%      14,261        383    2.7%
  Time                                 19,019         962      5.1%      16,590         546    3.3%      23,209        779    3.4%
                                   --------------------------------   -----------------------------   -----------------------------
Total deposits                        110,780       2,970      2.7%     108,039       2,442    2.3%     108,633      2,699    2.5%
Borrowed funds                         11,537         783      6.8%          22           -       -           -          -       -
                                   --------------------------------   -----------------------------   -----------------------------
Total interest-bearing liabilities    122,317       3,753      3.1%     108,061       2,442    2.3%     108,633      2,699    2.5%

Demand deposits                        41,180                            35,156                          30,147
Other liabilities                       1,942                             1,356                           1,545
Stockholders' equity                   19,538                            17,113                          15,165
                                  -----------                         ---------                       ---------
Total liabilities and stockholders'
  equity                            $ 184,977                         $ 161,686                       $ 155,490
                                  -----------                         ---------                       ---------
                                  -----------                         ---------                       ---------

Net interest income and margin                  $  12,552      7.5%               $  10,133    7.0%              $   9,111    6.6%
                                              ---------------------              ------------------              -----------------
                                              ---------------------              ------------------              -----------------




(1)  Tax exempt income includes $186,000, $197,000 and $158,000 in 1995, 1994 and 1993, respectively, to adjust to a fully taxable equivalent basis using the Federal statutory rate of 34%.
(2) Loan fees totaling $991,000, $1,031,000 and $1,083,000 are included in loan interest income for the years 1995, 1994 and 1993, respectively.
(3) Average nonaccrual loans totaling $883,000, $1,085,000 and $713,000 are included in average loans for the years 1995, 1994 and 1993, respectively.

Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change." Net interest income is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities, referred to as "rate change." Table 2 presents changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities. The table also reflects the amount of change attributable to volume and rate changes for the years indicated.


Table 2  Rate/Volume Analysis
(Dollars in thousands)              1995 Compared to 1994         1994 Compared to 1993
                                  Increase(Decrease) Due To     Increase(Decrease) Due To
                                         Change In                     Change In
                                  --------------------------    --------------------------
                                                       Net                           Net
                                  Volume    Rate      Change    Volume    Rate      Change
                                  ------   ------     ------    ------    ----      ------
Interest-earning assets:
Loans                            $  588  $  1,255 $   1,843    $(503)   $   563    $   60
Investment securities               815       769     1,584      495         80       575
Federal funds sold                  107       196       303       26        104       130
                                 ---------------------------   ---------------------------
Total interest income             1,510     2,220     3,730       18        747       765

Interest bearing deposits:
Demand                               36        91       127       42       (129)      (87)
Savings                             (36)       21       (15)     109        (46)       63
Time                                 84       332       416     (225)        (9)     (234)
                                 ---------------------------   ---------------------------
Interest expense on deposits         84       444       528      (74)      (184)     (258)
Interest expense on borrowings      783                 783
                                 ---------------------------   ---------------------------
Total interest expense              867       444     1,311      (74)      (184)     (258)
                                 ---------------------------   ---------------------------


Increase in
  net interest income           $   643  $  1,776  $  2,419    $   92  $    931  $  1,023
                                 --------------------------   ----------------------------
                                 --------------------------   ----------------------------


Net interest income, on a fully taxable-equivalent basis, totaled $12,552,000 in 1995 or 7.5% of average earning assets, an increase of 24% over $10,133,000 or 7.0% of average earning assets in 1994. The increase in 1995 is primarily attributable to increased average earning assets and increased yields on loans corresponding generally with rising market interest rates over 1994. Net interest income reported in 1994 represented an increase of $1,023,000 or 11% from $9,111,000 in 1993 reflecting increased yields on loans corresponding generally with rising market interest rates over 1994 and increased average earning assets.

Interest income, on a fully taxable-equivalent basis, for 1995 was $16,305,000 compared to $12,575,000 and $11,810,000 for 1994 and 1993, respectively. The significant increase in 1995 is due primarily to the increased yields and growth in average earning assets. Loan yields averaged 11.8% in 1995 compared to 10.6% in 1994 and 10.0% in 1993 and generally reflect the increase in market rates from the cyclical lows in 1993. Approximately 89% of the Bank's loans have variable interest rates indexed to the prime rate. The Bank's average prime rate was 8.83%, 7.36% and 6.50% in 1995, 1994 and 1993, respectively. Average earning assets were $167,089,000 in 1995 representing a $22,996,000 increase, or 16% over $144,093,000 in 1994. The growth in average earning assets resulted from increased levels of deposits and borrowings which were invested primarily in investment securities and loans.

The increase in interest income, on a fully taxable-equivalent basis, of $3,730,000 in 1995 was partially offset by an increase in interest expense of $1,311,000. The increase was primarily due to higher rates paid on time deposit accounts, in response to competition from other financial institutions and money market mutual funds. The decrease in interest expense in 1994 to $2,442,000 from $2,699,000 in 1993 reflects declining rates paid and a shifting of funds from time deposits to lower yielding savings and interest-bearing demand. Declining market rates during 1993 compressed the interest rate spread between time deposits and savings rates resulting in customers moving into the more liquid savings and interest-bearing demand accounts. During 1995, the average rate paid on interest bearing deposits was 2.7% compared with 2.3% in 1994 and 2.5% in 1993.


NONINTEREST INCOME
Noninterest income decreased to $3.6 million in 1995 compared to $4.0 million in 1994 and $5.2 million in 1993. Table 3 summarizes the sources of noninterest income for the years indicated:


Table 3 - Noninterest Income                      1995            1994            1993
(Dollars in thousands)                        ----------       ---------       ---------
    Customer service fees                        $1,527          $1,501          $1,440
    Gain on sale of loans                           678           1,174           2,418
    Loan servicing fees                             875             793             664
    Gain on sale of other real estate owned          65             163              50
    Gain on sale of bank premises and equipment      13               7             208
    Gains (losses) on securities transactions       (48)              1              59
    Other                                           448             405             345
                                               ----------      ----------      ----------
Total noninterest income                         $3,558          $4,044          $5,184
                                               ----------      ----------      ----------


The decreases in 1995 and 1994 resulted from a decline in premiums on the sale of SBA loans, related to changes in guarantee programs of the SBA. Customer service fees, loan servicing fees and other noninterest income increased consistent with the growth of deposits and loans serviced for others.

NONINTEREST EXPENSE

The major components of noninterest expense stated in dollars and as a percentage of average earning assets are set forth in Table 4 for the years indicated.


Table 4 - Noninterest Expense
(Dollars in thousands)                  1995               1994                 1993
                                 -----------------  ------------------  ------------------

Salaries and Benefits            $5,009      3.00%   $4,658      3.23%   $4,403      3.17%
Equipment                         1,043      0.62%    1,072      0.74%      965      0.69%
Occupancy                           904      0.54%      903      0.63%      913      0.66%
Insurance                           280      0.17%      463      0.32%      388      0.28%
Stationery and Postage              278      0.17%      290      0.20%      312      0.22%
Legal Fees                          200      0.12%      148      0.10%       97      0.07%
Other                             2,044      1.22%    1,838      1.28%    1,799      1.29%
                                  -----------------  -----------------  -------------------
Total Excluding OREO              9,758      5.84%    9,372      6.50%    8,877      6.39%
Cost of OREO                         97      0.06%       91      0.06%       18      0.01%
                                  -----------------  -----------------  -------------------
Total Noninterest Expense        $9,855      5.90%   $9,463      6.56%   $8,895      6.40%
                                  -----------------  -----------------  -------------------
                                  -----------------  -----------------  -------------------


Total noninterest expense increased $392,000 or 4% to $9,855,000 in 1995 over 1994 and increased $568,000 or 6% to $9,463,000 in 1994 over 1993.

The $392,000 increase in 1995 was primarily related to higher staff costs and an increase in other noninterest expenses partially offset by reductions in FDIC insurance premiums. The FDIC reduced insurance premiums as the Bank Insurance Fund reached full funding during 1995. The $568,000 increase in 1994 was due to increases in compensation, equipment, insurance, legal fees, OREO and other noninterest expenses offset by decreases in the remaining categories of noninterest expense.

INCOME TAXES

The Company's effective tax rate was 39.1% for 1995 compared to 37.8% for 1994 and 39.4 % for 1993. Changes in the effective tax rate for the Company are primarily due to fluctuations in the proportion of tax exempt income generated from investment securities to pre-tax income.

BALANCE SHEET ANALYSIS
Total assets increased to $207.7 million in 1995, an 18% increase from the $175.9 million a year earlier compared to an increase of 15% from $153.1 million in 1993. Based on average balances, 1995 average total assets of $185.0 million represent an increase of 14% over 1994 and 1994 average total assets of $161.7 million increased 4% over 1993 average total assets of $155.5 million.


EARNING ASSETS
LOANS

Total gross loans increased 9% to $106.8 million at December 31, 1995 compared to $97.6 million at December 31, 1994, which was 6% above $92.5 million at December 31, 1993.

Table 5 summarizes the composition of the loan portfolio at December 31, for the past five years.

Table 5  Loans By Type                           1995           1994           1993           1992           1991
(Dollars in thousands)                     -------------  --------------  ------------  --------------  -----------
Commercial, financial and agricultural       $  34,263      $  32,294      $  36,047      $  49,288      $  38,553

Installment and other                            7,989          8,437          7,661          8,711          9,482

Real estate mortgage                            50,580         41,200         33,221         29,047         21,533

Real estate construction                        14,008         15,717         15,559         13,685         18,505
                                           -------------  --------------  ------------  --------------  -----------

Total loans                                   $106,840       $ 97,648       $ 92,488       $100,731       $ 88,073
                                           -------------  --------------  ------------  --------------  -----------
                                           -------------  --------------  ------------  --------------  -----------


Average loans in 1995 were $99,842,000 representing an increase of $5,569,000, or 6% over 1994. The 1995 increase over 1994 reflected growth in average real estate loans which in the opinion of the Company is due to improved local economic conditions. Average loans of $94,273,000 in 1994 decreased $5,046,000, or 5% from $99,319,000 in 1993. The decrease in average loans outstanding in 1994 was due to a decrease in commercial loan demand by qualified borrowers in the Bank's service area.

Real estate mortgage loans were $50,580,000 at December 31,1995 compared to $41,200,000 and $35,812,000 at the end of 1994 and 1993, respectively. The increases of $9,380,000 in 1995 and $5,388,000 in 1994 resulted from the retained portion of SBA loans and additional loan demand for nonresidential real estate financing in the Bank's market area. Extensions of credit are based on an analysis of the borrower's ability to generate debt service, obtain other financing or sell the property. Advances on nonresidential properties are limited in general to approximately 70% of the lower of cost or appraised value.

The Bank's construction loan portfolio was $14,008,000 at December 31, 1995, compared to $15,717,000 and $15,559,000 at the end of 1994 and 1993,
respectively. Construction loans represented 13% of total loans at December 31, 1995 compared to 16% and 17% in 1994 and 1993. The Bank finances the construction of commercial and residential properties. These loans are at variable rates, generally have maturities of less than 12 months, and are secured by first deeds of trust on the underlying properties. Repayment is based on an analysis of the borrower's ability to obtain take-out financing or sell the property. Advances on residential and commercial projects are limited in general to the lower of approximately 80% and 70%, respectively, of cost or appraised value of the collateral.

Commercial loans were $34,263,000 at the end of 1995 compared to $32,294,000 and $36,047,000 at the end of 1994 and 1993, respecitvely. The Bank makes commercial loans available to serve the credit demands of small-to-medium sized businesses for lines of credit, single payment and term debt obligations. Typically, loans are collateralized by the working capital, inventory, receivables, or equipment being financed or other assets available to the borrower.

Installment loans were $7,989,000 compared to $8,437,000 and $7,661,000 at the end of 1995, 1994, and 1993, respectively. The installment loan portfolio finances customers' household, family and other personal expenditures on both a secured and unsecured basis.

Risk Elements
Lending money involves an inherent risk of nonpayment. Through the administration of loan policies and monitoring of the portfolio, management seeks to reduce such risks. The allowance for credit losses is an estimate to provide a financial buffer for losses, both identified and unidentified, in the loan portfolio.

Management strives to achieve a low level of credit losses by continuing emphasis on credit quality in the loan approval process, active credit administration and regular monitoring. An important tool in achieving a high level of credit quality is the loan grading system to assess the risk inherent in each loan. Additionally, management believes its ability to manage portfolio credit risk is enhanced by lending personnel's knowledge of the Bank's service area. Lending personnel live in the communities served by the Bank and senior management and directors of the Company and Bank are active members of the communities served by the Bank. Further, senior management of the Bank has experienced minimal turnover since the inception of the Bank in 1982.

Ultimately, credit quality may be influenced by underlying trends in the economic and business cycles. Management believes that its lending policies and underwriting standards will tend to minimize losses in an economic downturn, however, there is no assurance that losses will be limited under such circumstances. The Bank's loan policies and underwriting standards include, but are not limited to, the following: 1) maintaining a thorough understanding of the Bank's service area and limiting investments outside of this area, 2) maintaining a thorough understanding of the borrowers' knowledge and capacity in their field of expertise, 3) basing real estate construction loan approval not only on marketability of the project, but also on the borrowers' capacity to support the project financially in the event it does not sell within the original projected time period, and 4) maintaining conforming and prudent loan to value and loan to cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Bank's construction lending officers. In addition, the Bank strives to diversify the risk inherent in the construction portfolio by avoiding concentrations to individual borrowers and on any one project.

Management regularly reviews and monitors the loan portfolio to determine the risk profile of each credit, and to identify credits whose risk profiles have changed. This review includes, but is not limited to, such factors as payment status, the financial condition of the borrower, borrower compliance with loan convenants, underlying collateral values, potential loan concentrations, and general economic conditions. Potential problem credits are identified and, based upon known information, action plans are developed.


Nonaccrual Loans, Loans Past Due and OREO

The accrual of interest is discontinued and any accrued and unpaid interest is reversed when the payment of principal or interest is 90 days past due unless the amount is well secured and in the process of collection. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. At December 31, 1995 nonaccrual loans totaled $824,000 or .8% of total loans compared to $848,000 or .9% at December 31, 1994 and $1,427,000 or 1.5% at December 31, 1993.

Table 6 presents the composition of nonperforming assets at December 31 for the last 5 years.


Table 6  Nonperforming Assets

(dollars in thousands)

December 31,                                      1995           1994           1993           1992           1991
Nonperforming Assets:
Loans Past Due 90 Days or More              $        3             --        $   871        $   700        $    78
Nonaccrual Loans                                   824        $   848          1,427             --             95
                                            ------------    -----------    -----------    ------------   -----------

Total Nonperforming Loans                          827            848          2,298            700            173
OREO                                               830          1,419            364            875            582
                                            ------------    -----------    -----------    ------------   -----------

Total Nonperforming Assets                     $ 1,657        $ 2,267        $ 2,662        $ 1,575        $   755
                                            ------------    -----------    -----------    ------------   -----------
                                            -------------   -----------    -----------    ------------   -----------

Nonperforming Loans as a Percent of Total Loans   0.77%          0.87%          2.48%          0.69%          0.20%
OREO as a Percent of Total Assets                 0.40%          0.81%          0.24%          0.59%          0.45%
Nonperforming Assets as a Percent of Total
 Assets                                           0.80%          1.29%          1.74%          1.06%          0.58%

Allowance for Loan Losses                       $2,478         $1,859         $1,723         $1,572         $1,338
  As a Percent of Total Loans                     2.32%          1.90%          1.86%          1.56%          1.52%
  As a Percent of Nonaccrual Loans                 301%           219%           121%             --          1408%
  As a Percent of Nonperforming Loans              300%           219%            75%           225%           773%


There were no loans at December 31, 1995 where management had serious doubts about the borrower's ability to comply with loan repayment terms and which may result in disclosure as a nonaccrual, past due or restructured loan, except as disclosed in Table 6.

For a discussion of concentrations in the Company's loan portfolio, see Note 8 of Notes to Consolidated Financial Statements.

PROVISION AND ALLOWANCE FOR CREDIT LOSSES

Management has established an evaluation process designed to determine the adequacy of the allowance for credit losses. This process attempts to assess the risk of loss inherent in the portfolio by segregating the allowance for credit losses into three components: " historical losses;" "specific;" and "margin for imprecision." The "historical losses" component is calculated as a function of the prior four years loss experience for commercial, real estate and consumer loan types. The four years are assigned weightings of 35%, 30%, 20% and 15% beginning with the most recent year. The "specific" component is established by allocating a portion of the allowance to individual classified credits on the basis of specific circumstances and assessments. The "margin for imprecision" component is an unallocated portion that supplements the first two components as a conservative margin to guard against unforeseen factors. The "historical losses" and "specific" components include management's judgment of the effect of current and forecasted economic conditions on the ability of the Company's borrowers' to repay; an evaluation of the allowance for credit losses in relation to the size of the overall loan portfolio; an evaluation of the composition of, and growth trends within, the loan portfolio; consideration of the relationship of the allowance for credit losses to nonperforming loans; net charge-off trends; and other factors. While this evaluation process utilizes historical and other objective information, the classification of loans and the establishment of the allowance for credit losses, relies, to a great extent, on the judgment and experience of management. The Company evaluates the adequacy of its allowance for credit losses quarterly.

The Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" in 1993 and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" in 1994, both of which were implemented in the first quarter of 1995. SFAS No. 114 requires the Bank to measure impaired loans based upon the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 118 amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans and requires certain information to be disclosed. The recorded investment in impaired loans at December 31, 1995 was comprised of one loan of $343,000, which had a related allowance of $69,000. Such allowance is a portion of the allowance for credit losses. For 1995, the average recorded investment in impaired loans was $369,000. No interest income was recognized during the period of impairment.

The allowance for credit losses totaled $2,478,000 or 2.3% of total loans as of December 31, 1995, compared to $1,859,000 or 1.9% as of December 31, 1994 and $1,723,000 or 1.9% as of December 31, 1993. It is the policy of management to maintain the allowance for possible credit losses at a level adequate for known and future risks inherent in the loan portfolio. Based on information currently available to analyze loan loss potential, including economic factors, overall credit quality, historical delinquency and a history of actual charge-offs, management believes that the loan loss provision and allowance are adequate; however, no assurance of the ultimate level of credit losses can be given with any certainty. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. An analysis of activity in the allowance for credit losses is presented in Table 7.


TABLE 7 Allowance for Credit Losses   1995           1994           1993           1992           1991
(Dollars in thousands)            -----------    -----------    -----------    -----------    -----------
Total Loans Outstanding            $ 106,840       $ 97,648       $ 92,488       $100,731       $ 88,073
Average Total Loans                   99,842         94,273         99,319         95,826         87,114

Balance, January 1                  $  1,859       $  1,723       $  1,572       $  1,338       $  1,196
Charge-offs by Loan Category:
  Commercial                             293            304            295            262            379
  Installment and other                  108             32             73             60             37
  Real Estate construction                 -            120            400              -              -
  Real Estate-other                        -             30              -              -              -
                                  -----------    -----------   ------------    -----------    -----------
     Total Charge-Offs                   401            486            768            322            416

Recoveries by Loan Category:
  Commercial                              79             17             67             24             18
  Installment and other                   25              3              2              4              -
  Real Estate construction                16              -              -              -              -
  Real Estate-other                        -              2              -              -              -
                                   ----------     -----------    -----------   ------------   -----------
    Total Recoveries                     120             22             69             28             18

Net Charge-Offs                          281            464            699            294            398
Provision Charged to Expense             900            600            850            528            540
                                   ----------    ------------    -----------   ------------   -----------
Balance, December 31                $  2,478       $  1,859       $  1,723       $  1,572       $  1,338
                                   ----------    ------------    -----------   ------------   -----------
                                   ----------    ------------    -----------   ------------   -----------


Ratios:
  Net Charge-offs to Average Loans     0.28%          0.49%          0.70%          0.31%          0.46%
  Reserve to Total Loans               2.32%          1.90%          1.86%          1.56%          1.52%


The allowance for credit losses is allocated based upon management's review of credit quality and is presented in Table 8. This allocation should not be interpreted as an indication of expected amounts or categories where losses will occur.

Table 8  Allocation of the Allowance for Credit Losses
(Dollars in thousands)

                                  1995                         1994                       1993
                         -------------------------    -------------------------   -------------------------
                                       Percent of                   Percent of                  Percent of
                           Amount      Total Loans      Amount      Total Loans     Amount      Total Loans
                         ----------    -----------    ----------    -----------   ----------    -----------

Commercial                 $903          32.1%          $883          33.1%           $1,152      39.0%
Real estate                 669          60.4%           592          58.3%              328      52.7%
Installment and other       100           7.5%            87           8.6%               15       8.3%
Unallocated                 806            n/a           297            n/a              228        n/a
                         ---------    ------------    ----------    -----------    ----------    ----------
                         $2,478         100.0%        $1,859         100.0%           $1,723     100.0%
                         ---------    ------------    ----------    -----------    ----------    ----------
                         ---------    ------------    ----------    -----------    ----------    ----------


                                   1992                         1991
                         -------------------------    -------------------------
                                        Percent of                  Percent of
                           Amount       Total Loans     Amount      Total Loans
                         ----------    -----------    ----------    -----------

Commercial                 $646          48.9%              $728      43.8%
Real estate                  66          42.4%                 -      45.4%
Installment and other       109           8.7%                96      10.8%
Unallocated                 751           n/a                514       n/a
                         ----------   ------------  ------------   ------------
                         $1,572         100.0%            $1,338     100.0%
                         ----------   ------------   ------------   ------------
                         ----------   ------------   ------------   ------------


The allocation for real estate includes real estate construction and other real estate loans. Management has historically not allocated the allowance for credit losses separately for real estate construction and other real estate loans.


OTHER INTEREST-EARNING ASSETS
The average balance of investment securities and federal funds sold increased $17,427,000 to $67,247,000 in 1995 and $10,195,000 to $49,820,000 in 1994 from
$39,625,000 in 1993. The 1995 increase resulted from deploying additional liquidity in the investment securities portfolio. Sources of the additional liquidity were borrowed funds and the excess of the increase in average deposits over the increase in average loans which was invested. Management uses borrowed funds to increase earning assets and enhance the Company's interest rate risk profile. In 1994, average loans declined while average deposits increased resulting in additional liquidity which was invested in the investment securities portfolio.

FUNDING

Deposits represent the Bank's principal source of funds for investment. Deposits are primarily core deposits in that they are demand, savings, and time deposits under $100,000 generated from local businesses and individuals. These sources represent relatively stable, long term deposit relationships which minimize fluctuations in overall deposit balances. The Bank has never used brokered deposits. Table 9 presents the composition of deposits for the five years ended December 31, 1995.

Table 9 Composition of Deposits
(Dollars in thousands)

                            1995        1994        1993        1992       1991
                       ---------   ---------   ---------   ---------  ---------
Demand, non-interest   $  49,575   $  43,112   $  31,278   $  30,156  $  28,299
Demand, interest          74,944      77,380      70,060      65,447     52,771
Savings                   17,385      17,254      16,637      12,198      4,441
Time                      22,142      14,384      17,598      24,984     30,652
                       ---------   ---------   ---------   ---------  ---------
Total                   $164,046    $152,130    $135,573    $132,785   $116,163
                       ---------   ---------   ---------   ---------  ---------
                       ---------   ---------   ---------   ---------  ---------

Deposits increased $11,916,000 or 8% to $164,046,000 as of December 31, 1995 and increased $16,557,000 or 12% as of December 31, 1994 over 1993. Average total deposits in 1995 of $151,960,000 showed an increase of $8,765,000 or 6% over 1994. The 1995 growth in average deposits resulted from an increase in non-interest bearing demand deposits of $5,909,000 and an increase of $2,856,000 in interest-bearing deposits.

Another source of funding for the Company is borrowed funds. Typically, these funds result from the use of agreements to sell investment securities with a repurchase at a designated future date, also known as repurchase agreements. Repurchase agreements are conducted with major banks and investment brokerage firms. The maturity of these arrangements for the Bank is typically 30 days, although the Bank has $4,000,000 maturing in December, 1996. The average balance of borrowed funds was $11,626,000 and $22,000 during 1995 and 1994, respectively. The maximum amount of borrowings at any month-end during 1995 was $20,000,000. The weighted average interest rate on borrowed funds at December 31, 1995 was 6.3%.


LIQUIDITY AND INTEREST RATE SENSITIVITY
Liquidity management refers to the Bank's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Bank's liquidity position. Federal funds lines, short-term investments and securities, and loan repayments contribute to liquidity, along with deposit increases, while loan funding and deposit withdrawals decrease liquidity. The Bank assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. The Bank maintains informal lines of credit with its correspondent banks for short-term liquidity needs.

The Bank manages its liquidity by maintaining a majority of its investment portfolio in liquid investments in addition to its federal funds sold. Liquidity is measured by various ratios, including the liquidity ratio of net liquid assets compared to total assets. As of December 31, 1995, this ratio was 18.3%. Other key liquidity ratios are the ratios of loans to deposits and federal funds sold to deposits, which were 65.1% and 4.3%, respectively, as of December 31, 1995.

INTEREST RATE SENSITIVITY
Interest rate sensitivity is a measure of the exposure of the Company's future earnings due to changes in interest rates. If assets and liabilities do not reprice simultaneously and in equal volumes, the potential for such exposure exists. It is management's objective to achieve a modestly asset-sensitive position, such that the net interest margin of the Company increases as market interest rates rise and decreases when rates decline.

One quantitative measure of the "mismatch" between asset and liability repricing
is the interest rate sensitivity "gap" analysis.   All interest-earning assets
and funding sources are classified as to their expected repricing or maturity date, whichever is sooner. Within each time period, the difference between asset and liability balances, or "gap," is calculated. Positive cumulative gaps in early time periods suggest that earnings will increase if interest rates rise. Negative gaps suggest that earnings will decline when interest rates rise. Table 10 presents the gap analyses for the Company at December 31, 1995. Mortgage backed securities are reported in the period of their expected repricing based upon estimated prepayments developed from recent experience.


Table 10  Interest Rate Sensitivity
As of December 31, 1995
(Dollars in thousands)

                                                           Next day      Over three       Over one
                                                          and within     months and      and within       Over
                                           Immediately   three months  within one year   five years     five years       Total
                                          ------------------------------------------------------------------------------------------
Rate Sensitive Assets:
Federal Funds Sold                           $   7,000              -              -              -              -    $     7,000
Investment Securities:
     Treasury and Agency Obligations                 -    $     5,002   $        992    $     5,028              -         11,022
     Mortgage-Backed Securities                      -          2,501          6,801         23,144      $  20,702         53,148
     Municipal Securities                            -              -            175            941          4,983          6,099
     Other                                           -              -              -              -            718            718
                                            --------------------------------------------------------------------------------------
Total Investment Securities                          -          7,503          7,968         29,113         26,403         70,987
Loans Excluding Nonaccrual Loans                94,196            625          2,618          3,402          5,175        106,016
                                            --------------------------------------------------------------------------------------
Total Rate Sensitive Assets                  $ 101,196    $     8,128     $   10,586    $    32,515      $  31,578     $  184.003
                                            --------------------------------------------------------------------------------------

Rate Sensitive Liabilities:
Deposits:
     Money Market, NOW, and Savings          $  92,329              -              -              -              -     $   92,329
     Time Certificates                               -    $     8,738     $   11,990    $     1,414              -         22,142
                                            --------------------------------------------------------------------------------------
Total Interest-bearing Deposits                 92,329          8,738         11,990          1,414              -        114,471
Borrowings                                           -         16,000          4,000              -              -         20,000
                                            --------------------------------------------------------------------------------------
     Total Rate Sensitive Liabilities        $  92,329    $    24,738     $  15,990     $     1,414              -     $  134,471
                                            --------------------------------------------------------------------------------------
Gap                                          $   8,867    $  (16,610)     $  (5,404)    $    31,101     $   31,578     $   49,532
Cumulative Gap                               $   8,867    $   (7,743)     $ (13,147)    $    17,954     $   49,532



The Company's positive cumulative total gap results from the exclusion from the above table of noninterest-bearing demand deposits, which represent a significant portion of the Company's funding sources. The Company maintains a minor negative cumulative gap in the next day and within three months and the over three months and within one year time periods and a positive cumulative gap in all other time periods. The Company's experience indicates money market deposit rates tend to lag changes in the prime rate which immediately impact the prime-based loan portfolio. Even in the Company's negative gap time periods, rising rates result in an increase in net interest income. Should interest rates stabilize or decline in future periods, it is reasonable to assume that the Company's net interest margin, as well as net interest income, may decline correspondingly.


TABLE  11 Investment Maturity Distribution
December 31, 1995
                                          WEIGHTED             WEIGHTED           WEIGHTED             WEIGHTED
                     CARRYING    1 YEAR   AVERAGE   1 YEAR TO  AVERAGE 5 YEARS TO  AVERAGE  MORE THAN  AVERAGE
                       VALUE    OR LESS     YIELD   5 YEARS     YIELD  10 YEARS     YIELD   10 YEARS    YIELD
                     --------  ---------  -------  ----------  ------ -----------  ------- ----------- ----------

U.S. TREASURY        $  6,020    $  992     4.52%   $ 5,028     5.24%         -                  --         -
U.S. AGENCIES           5,002     5,002     5.62%         -         -         -                  --         -
MORTGAGE BACKED
  SECURITIES           53,148        --        --     1,550     6.45%   $ 3,172     6.58%   $48,426     7.04%
OBLIGATIONS OF STATES
  AND POLITICAL
  SUBDIVISIONS          6,099       175     3.40%       941     6.87%     2,251     5.48%     2,732     5.29%
OTHER SECURITIES          169         -         -         -         -         -         -       169         -
FEDERAL HOME LOAN BANK    549         -         -         -         -         -         -       549         -
                      --------  ---------         ----------          ----------          ----------
                      $70,987    $6,169             $ 7,519             $ 5,423             $51,876
                      --------  ---------         ----------          ----------          ----------
                      -------------------         ----------          ----------          ----------


Yields are presented on an actual basis.


CAPITAL RESOURCES
Management seeks to maintain adequate capital to support anticipated asset growth and credit risks, and to ensure that the Company and the Bank are in compliance with all regulatory capital guidelines. The primary source of new capital for the Company has been the retention of earnings. Shareholders' equity was $20,984,000 at December 31, 1995, an increase of $3,274,000, or 18.5% from the $17,710,000 balance at December 31, 1994. This increase was due to 1995 earnings of $3,149,000, repayment of the ESOP loan of $191,000 and an increase in the net after-tax unrealized gain on available-for-sale investments of $1,016,000 from the prior year-end less cash dividends of $820,000 and the repurchase of common stock of $262,000. The Company does not have any material commitments for capital expenditures as of December 31, 1995.

The Company pays a quarterly cash dividend on its common stock as part of efforts to enhance shareholder value. The Company's goal is to maintain a strong capital position that will permit payment of a consistent cash dividend which may grow commensurately with earnings growth.

During 1995, the Board of Directors approved a stock repurchase program authorizing open market purchases of up to 3% of the shares outstanding, or approximately 68,300 shares, in order to enhance long term shareholder value. As of December 31, 1995, 20,100 shares had been purchased for a total purchase price of $262,000.

The Company and the Bank are subject to capital adequacy guidelines issued by the federal bank regulatory authorities. Under these guidelines, the minimum total risk-based capital requirement is 10.0% of risk-weighted assets and certain off-balance sheet items for a "well capitalized" depository institution. At least 6.0% of the 10.0% total risk-based capital ratio must consist of Tier 1 capital, defined as tangible common equity, and the remainder may consist of subordinated debt, cumulative preferred stock and a limited amount of the allowance for loan losses.

The federal regulatory authorities have established minimum capital leverage ratio guidelines for state member banks. The ratio is determined using Tier 1 capital divided by quarterly average total assets. The guidelines require a minimum of 5.0% for a "well capitalized" depository institution.

The Company's risk-based capital ratios were in excess of regulatory guidelines for a "well capitalized" depository institution as of December 31, 1995, 1994 and 1993. Capital ratios for the Company are set forth in Table 12:


Table 12 Capital Ratios                                    December 31,
                                                       -----------------------
                                                        1995     1994     1993
                                                        ----     ----     ----
Total risk-based capital ratio                         17.0%    15.4%    16.1%
Tier 1 risk-based capital ratio                        15.8%    14.2%    14.9%
Tier 1 leverage ratio                                  10.2%    10.9%    11.1%


Capital ratios for the Bank at December 31, 1995 were 14.3% total risk-based capital, 13.1% Tier 1 risk-based capital ratio and 8.8% Tier 1 leverage ratio. Prior to July 25, 1995, the Bank's ratio are the same as the Company's ratios.

EFFECTS OF INFLATION

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company indirectly through its effect of increasing market rates of interest. However, the Company's earnings are affected by the spread between the yield on earning assets and rates paid on interest-bearing liabilities rather than the absolute level of interest rates. Additionally, there may be some upward pressure on the Company's operating expenses, such as adjustments in salaries and benefits and occupancy expense, based upon consumer price indices. In the opinion of management, inflation has not had a material effect on the consolidated financial statements for the years ended December 31, 1995, 1994 and 1993. Changes in interest rates are highly sensitive to many factors which are beyond the control of management. Changes in interest rates will influence the growth of loans, investments and deposits, as well as the rates charged on loans and paid on deposits. The nature, timing and impact of future changes in interest rates or monetary and fiscal policies are not predictable.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1995

This discussion should be read in conjunction with "Results of Operations - Years Ended December 31, 1995, 1994, and 1993."

Net income for the six months ended June 30, 1996 was $2,068,000 compared to $1,402,000 in the first six months of 1995, an increase of 48%. The increase in net income was primarily due to increases of $722,000 in net interest income and $621,000 in noninterest income partially offset by an increase of $207,000 in noninterest expenses and a related increase in income tax expense of $470,000.

The changes in net interest income are presented in Table 13:

Table 13  Components of Net Interest Income

    Six Months Ended June 30,                                   1996                                         1995
                                             ---------------------------------------    ------------------------------------------

($ in thousands)                             Average                         Average      Average                         Average
                                             Balance         Interest        Rate(4)      Balance         Interest        Rate(4)
                                             ---------------------------------------    ------------------------------------------
Assets:
Loans (2) (3)                                $ 112,287        $ 6,308          11.2%      $  96,757        $ 5,729          11.8%
Investment Securities:
   Taxable                                      63,249          2,093           6.6%         43,589          1,438           6.6%
   Nontaxable (1)                                6,097            256           8.4%          6,580            280           8.5%

Federal funds sold                              11,132            295           5.3%          9,415            277           5.9%
                                             -------------------------                   ----------------------------
Total earning assets                           192,765          8,952           9.3%        156,341          7,724           9.9%

Cash and due from banks                         12,944                                       13,502
Allowance for credit losses                     (2,690)                                      (1,953)
Unearned income                                 (1,625)                                      (1,573)
Bank premises and equipment, net                 2,275                                        2,700
Other assets                                     6,154                                        5,543
                                             -----------                                   ---------
Total assets                                $  209,873                                     $174,560
                                             -----------                                   ---------
                                             -----------                                   ---------

Interest-bearing liabilities:
Deposits:
  Demand                                     $  72,959            688           1.9%      $  73,084            818           2.2%
  Savings                                       25,361            367           2.9%         16,404            231           2.8%
  Time                                          23,007            600           5.2%         16,992            400           4.7%
                                             -------------------------                   ---------------------------
Total deposits                                 121,327          1,655           2.7%        106,480          1,449           2.7%
Borrowed funds                                  22,529            655           5.8%          9,952            347           7.0%
                                             -------------------------                   ---------------------------
Total interest-bearing liabilities             143,856          2,310           3.2%        116,432         1,796            3.1%

Demand deposits                                 43,070                                       37,845
Other liabilities                                1,773                                        1,614
Stockholders' equity                            21,174                                       18,669
                                             -----------                                  -----------
Total liabilities and stockholders'
   equity                                    $ 209,873                                    $ 174,560
                                             -----------                                  -----------
                                             -----------                                  -----------

Net interest income and margin                                $ 6,642           6.9%                      $  5,928           7.6%
                                                             ------------------------                   --------------------------
                                                             ------------------------                   --------------------------


(1) Tax exempt income includes $87,000 and $95,000 in 1996 and 1995, respectively, to adjust to a fully taxable equivalent basis using the Federal statutory rate of 34%.
(2) Loan fees totaling $546,000 and $493,000 are included in loan interest income for the six months ended June 30, 1996 and 1995, respectivley.
(3) Average nonaccrual loans totaling $568,000 and $662,000 are included in average loans for the six months ended June 30, 1996 and 1995, respectivley.
(4)  Annualized.

The increase in net interest income is primarily the result of an increase in average earning assets. The growth in average earning assets was mostly funded by increases of $14,847,000 in interest-bearing deposits, $12,577,000 in borrowed funds and $5,225,000 in noninterest-bearing deposits. The decline in net interest margin to 6.9% from 7.6% is primarily due to a decline in the average prime rate on which a substantial portion of the loan portfolio is indexed. The average prime rate was 8.3% and 8.9% for the first six months of 1996 and 1995, respectively.


Table 14 displays the components of noninterest income for the six months ended June 30:

Table 14 - Noninterest Income                          1996               1995
(Dollars in thousands)                            ----------          ---------
    Customer service fees                          $   856             $  745
    Gain on sale of loans                              769                397
    Loan servicing fees                                455                431
    Gain on sale of bank premises and equipment          -                 13
    Gains (losses) on securities transactions           66                (13)
    Other                                              261                213
                                                  ----------         ----------
Total noninterest income                            $2,407             $1,786
                                                  ----------         ----------

The increase in customer service fees relates primarily to higher merchant credit card processing fees. Gains on sale of loans increased as a result of increased SBA loan originations during 1996.


The major components of noninterest expense stated in dollars and as an annualized percentage of average earning assets for the six month periods ended June 30 are set forth in Table 15:

Table 15 - Noninterest Expense
(Dollars in thousands)               1996                      1995
                              ---------------------   ---------------------
Salaries and Benefits         $2,618     2.72%          $2,449     3.13%
Equipment                        566     0.59%             504     0.65%
Occupancy                        450     0.47%             443     0.57%
Insurance                         53     0.05%             212     0.27%
Stationery and Postage           203     0.21%             144     0.18%
Legal Fees                        15     0.01%             102     0.13%
Other                          1,185     1.23%           1,029     1.32%
                              ---------------------   ---------------------
Total Noninterest Expense     $5,090     5.28%          $4,883     6.25%
                              ---------------------   ---------------------
                              ---------------------   --------------------

Total noninterest expense increased $207,000 or 4% to $5,090,000 in the first half of 1996 over the first half of 1995. The increase in noninterest expenses reflects the growth in total loans, deposits and assets over 1995. The decrease in noninterest expense as a percentage of average earning assets is the result of the increase in average earning assets of 23% for the six months ended June 30, 1996 compared to June 30, 1995 exceeding the 4% increase in noninterest expenses.

Financial Condition - June 30, 1996

Total assets at June 30, 1996 were $213,712,000 compared to $207,668,000 at December 31, 1995, an increase of $6,044,000 or 3%. Total loans increased $12,031,000, or 11%, to $118,871,000 at June 30, 1996 from $106,840,000 at
December 31, 1995. The increase in loans is due primarily to additional demand for commercial real estate term loans, principally through SBA guaranteed loan programs.

Total liabilities were $192,520,000 at June 30, 1996 compared to $186,684,000 at December 31, 1995, an increase of $5,836,000 or 3%. The principal source of the increase was a $4,497,000 increase in securities sold under agreements to repurchase. Deposits increased $1,498,000 or 1% to $165,544,000 at June 30, 1996 from $164,046,000 at December 31,1996.

The Company's nonperforming assets at June 30 are presented in Table 16:

Table 16  Nonperforning Assets

(Dollars in thousands)
June 30,                                                         1996
                                                               ------
Nonperforming Assets:
Loans Past Due 90 Days or More                                 $   20
Nonaccrual Loans                                                  518
                                                               ------
Total Nonperforming Loans                                         538
OREO                                                              896
                                                               ------
Total Nonperforming Assets                                     $1,434
                                                               ------
                                                               ------
Nonperforming loans as a Percent of Total Loans                 0.45%
OREO as a Percent of Total Assets                               0.42%
Nonperforming Assets as a Percent of Total Assets               0.67%

Allowance for Loan Losses                                      $2,969
  As a Percent of Total Loans                                   2.50%
  As a Percent of Nonaccrual Loans                               573%
  As a Percent of Nonperforming Loans                            552%

The activity in the allowance for credit losses at June 30 is presented in Table 17:

TABLE 17 Allowance for Credit Losses
(Dollars in thousands)
June 30,                                          1996
                                          ------------
Total Loans Outstanding                     $  118,871
Average Total Loans                            112,287

Balance, January 1                            $  2,478
Charge-offs by Loan Category:
  Commercial                                        49
  Installment and other                             15
  Real Estate construction                           -
  Real Estate-other                                  -
                                              --------
     Total Charge-Offs                              64

Recoveries by Loan Category:
  Commercial                                        60
  Installment and other                              5
  Real Estate construction                          40
  Real Estate-other                                  -
                                              --------
    Total Recoveries                               105
Net Charge-offs (Recoveries)                       (15)
Provision Charged to Expense                       450
                                              --------
Balance, June 30                             $   2,969
                                              --------
                                              --------
Ratios:
  Net Charge-offs (Recoveries) to Average Loans  (0.04)%
  Reserve to Total Loans                          2.50%


Table 18 presents the interest rate sensitivity gap analysis for the Company at June 30, 1996.


Table 18  Interest Rate Sensitivity
(Dollars in thousands)
                                                           Next day       Over three      Over one
                                                          and within      months and     and within        Over
                                          Immediately    three months  within one year   five years     five years     Total
                                        ------------------------------------------------------------------------------------------
Rate Sensitive Assets:
Federal Funds Sold                          $   12,500     $        -     $        -      $       -      $       -     $   12,500
Investment Securities:
     Treasury and Agency Obligations                 -              -          3,013          2,941              -          5,954
     Mortgage-Backed Securities                      -          2,019          6,227         16,016         27,073         51,335
     Municipal Securities                            -            175              -          1,416          4,503          6,094
     Other                                           -              -              -              -            896            896
                                        ------------------------------------------------------------------------------------------
Total Investment Securities                          -          2,194          9,240         20,373         32,472         64,279
Loans Excluding Nonaccrual Loans               105,647            699          2,348          3,790          5,869        118,353
                                        ------------------------------------------------------------------------------------------
Total Rate Sensitive Assets                 $  118,147    $     2,893     $   11,588      $  24,163      $  38,341     $  195,132
                                        ------------------------------------------------------------------------------------------
Rate Sensitive Liabilities:
Deposits:
     Money Market, NOW, and Savings         $   93,031              -              -              -              -     $   93,031
     Time Certificates                               -    $    10,958     $   11,254      $   1,140              -         23,352
                                        ------------------------------------------------------------------------------------------
Total Interest-bearing Deposits                 93,031         10,958         11,254          1,140              -        116,383
Borrowings                                           -         20,497          4,000              -              -         24,497
                                        ------------------------------------------------------------------------------------------
  Total Rate Sensitive Liabilities          $   93,031    $    31,455     $   15,254      $   1,140              -        140,880
                                        ------------------------------------------------------------------------------------------

Gap                                         $   25,116    $  (28,562)     $  (3,666)      $  23,023      $  38,341     $   54,252
Cumulative Gap                              $   25,116    $   (3,446)     $  (7,112)      $  15,911      $  54,252


Table 19 presents the time remaining until maturity for certificates of deposits in denominations of $100,000 or more as of June 30, 1996, which the Company believes is not significantly different than the time remaining until maturity at December 31, 1995.

Table 19  Certificates of Deposit
Denominations of $100,000 or more
(in thousands)                             June 30, 1996
                                        -----------------


Time remaining until maturity:
Less than 3 months                            $  4,945
3 months to 6 months                             3,564
6 months to 12 months                              449
More than 12 months                                120
                                        -----------------
Total                                         $  9,078
                                        -----------------
                                        -----------------

Loan maturities for commercial, financial and agricultural and real estate construction loans at June 30, 1996, which the Company believes are not materially different from December 31, 1995, are presented in Table 20.

Table 20 Loan Maturities
(Dollars in thousands)
                                              After One
                                             but Within  After
                                 Within One     Five     Five
                                    Year       Years     Years       Total
----------------------------------------------------------------------------
Commercial, financial and
  agricultural                    $ 21,787    $ 9,959   $ 5,412    $ 37,158
Real estate construction            14,781          -         -      14,781
                                --------------------------------------------
Total                             $ 36,568    $ 9,959   $ 5,412    $ 51,939
                                --------------------------------------------

Commercial, financial and agricultural loans at June 30, 1996 maturing after one year are comprised of fixed rate and variable rate loans as shown below:

(Dollars in thousands)        After One
                              but Within    After Five
                              Five Years      Years          Total
Fixed rate                   $       87     $       29     $      116
Variable rate                     9,872          5,383         15,255
                              ---------------------------------------
                               $  9,959       $  5,412       $ 15,371
                              ---------------------------------------

The Company believes the distribution of fixed rate and variable rate commercial, financial and agricultural loans at December 31, 1995 was not significantly different than as shown above.

The capital ratios for the Company and Bank as of June 30, 1996 are presented in Table 21.

Table 21 Capital Ratios


                                      Company    Bank
                                      ---------   -----
Total risk-based capital ratio         16.5%     14.4%
Tier 1 risk-based capital ratio        15.2%     13.1%
Tier 1 leverage ratio                  10.1%      8.7%
--------------------------------------------------------------------------------

ITEM 3.  PROPERTIES

    The Bank's main branch is located at 720 Front Street, Santa Cruz, California in a free standing building consisting of approximately 5,760 square feet. The lease is for a period of ten (10) years ending on May 31, 1997. The current rent is $12,060 per month. An option to renew the lease for four (4) additional sixty month periods is provided. The monthly rental at the commencement of each renewal period shall be the greater of $11,000 per month or an amount determined by using a formula based upon increases in the CPI.

    The Company's and the Bank's administrative offices and Investment Services Department are located in a mixed use building at 740 Front Street, Santa Cruz, California, adjacent to the Bank's main branch. The lease is for a ten (10) year term commencing on November 1, 1988 and contains three (3) options to renew for five (5) years each. The Bank has leased additional space in the same building several times under addendum to the lease, and such addendum run concurrently with the lease. The present rent is $11,954 per month and is increased annually in October of each year in accordance with increases in the CPI.

    The Bank's Soquel Drive branch is located at 1975 Soquel Drive, Santa Cruz, California and consists of approximately 4,935 square feet plus parking. The lease is for a ten (10) year term commencing on October 1, 1990 with two (2) options to renew for five (5) years each. The present rent is $6,909 per square foot ($1.40 per month) and increases by $.05 per square feet per year until it reaches $1.50 per square foot in years 8, 9 and 10 of the lease. The rent during the option periods is to be at a market rate determined at the beginning of each option period and will be adjusted during the option period in accordance with increases in the CPI. The Bank also has a right of first refusal to purchase the building.

    The Bank's Aptos branch is located at 7775 Soquel Drive, Aptos, California and contains approximately 1,450 square feet of space. The lease is for a five
(5) year term commencing on July 3, 1996, with an option to renew for five (5) years. The initial rent is adjusted annually in accordance with increases in the CPI and at present the rent is $4,142 per month.

    The Bank's Scotts Valley branch is located at 203A Mt. Hermon Road, Scotts Valley, California in a 3,420 square foot area. The lease is for a five (5) year term beginning on April 1, 1992 with three (3) options to renew for five
(5) years each. The current rent is $4,455 per month and is increased annually in accordance with increases in the CPI. During the initial options period, annual increases in rent shall continue to be in accordance with increases in the CPI. The rent for the first year of the second and third options shall be based upon market rents in Scotts Valley, and will be adjusted annually during the remaining four years of each option period in accordance with the CPI.

    The Bank's Watsonville branch is located at 1055 S. Green Valley Road, Watsonville, California and consists of approximately 2,975 square feet. The lease is for a ten (10) year term commencing on February 1, 1990 with two (2) options to renew for five (5) years each. The current rent is $6,075 per month and is adjusted annually in accordance with increases in the CPI.

    The Bank's computer and operations center is located at 140 Dubois Street, Santa Cruz, California and contains approximately 5,250 square feet. The lease commenced on January 22, 1996 for a one (1) year term and provides an option to renew the lease for one year. The rent is currently $6,139 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------
    The following sets forth information as of March 22, 1996, pertaining to securities ownership by persons known to the Company to own 5% or more of any class of the Company's voting securities. The information contained herein has been obtained from the Company's records, and from information furnished directly by the individual or entity to the Company.

                                       Amount and Nature
                                        of Beneficial
Name and Address        Relationship   Ownership as of     Percentage
of Beneficial Owner     With Company   March 22, 1996      of Class
-------------------      ------------   ---------------     ----------
Richard E. Alderson     Director            175,277        7.87%
740 Front Street
Santa Cruz, CA  95060

Ronald M. Israel        Director            175,714        7.89%
740 Front Street
Santa Cruz, CA 95060

    The following information is supplied with respect to each executive officer and director and is based upon the records of the Company and information furnished to it by the named individuals.

                              Amount and Nature of Beneficial      Percentage
Name of Director or Officer  Ownership as of March 22, 1996 1/     of Class
---------------------------  ---------------------------------     ----------
Richard E. Alderson                        175,277  2/ 3/            7.87%
Douglas D. Austin                           22,000  2/                .99%
John C. Burroughs                           25,000                   1.12%
Bud W. Cummings                             46,400  2/               2.08%
David V. Heald                              11,117                    .50%

                                     Ownership as of
Name of Director or Officer          March 22, 1996 1/      Percentage of Class
---------------------------          -----------------      -------------------
Richard G. Hofstetter                     18,020 4/                 .79%
Ronald M. Israel, M. D.                  175,714 2/5/              7.89%
Bruce H. Kendall                           1,000                    .04%
Malcolm D. Moore                         104,060 2/                4.67%
Harvey J. Nickelson                       66,546                   2.99%
Gus J.F. Norton                           56,743 2/6/              2.55%
James C. Thompson                         76,090 2/                3.42%
All Executive Officers and Directors
 of the Company as a Group
(12 in number)                           777,967 7/               34.56%

__________________________

1/ Unless otherwise indicated, the beneficial owner of these securities has sole voting and investment power.

2/ Includes an option for 4,000 shares which is exercisable within sixty days of the Record Date.

3/ Mr. Alderson disclaims beneficial ownership of 4,177 shares held in trust for his children. Includes 165,302 shares held in trust over which Mr. Alderson has sole investment and disposition power.

4/ Includes 10,600 shares in trusts over which Mr. Hofstetter has sole voting and investment power.

5/ Includes 61,714 shares in a trust over which Dr. Israel has sole voting and investment power.

6/ Includes 52,743 shares in a trust over which Mr. Norton has sole voting and investment power.

7/ Includes options for 28,000 shares which are exercisable within sixty days of the Record Date.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
         -----------------------------------------------

                                                  Relationship   Director Since
Name of Director                 Age              With Company   (Company/Bank)
----------------                 ---              ------------   --------------
Richard E. Alderson              57                 Director           1995/1993

Douglas D. Austin                55                 Director           1995/1982

John C. Burroughs                51       Director and Vice President  1995/1982

Bud W. Cummings                  64                 Director           1995/1982

Ronald M. Israel, M. D.          59                 Director           1995/1982

Malcolm D. Moore                 59                 Director           1995/1982

Harvey J. Nickelson              52        President, Chief Executive  1995/1982
                                              Officer and Director

Gus  J.F. Norton                 55                 Director           1995/1982

James C. Thompson                56          Chairman of the Board     1995/1982

     There are no family relationships between any two or more of the directors or executive officers. No officer or director of the Company serves as a director of any company required to report under the Securities Exchange Act of 1934 or any investment company registered under the Investment Company Act of 1940.

     Set forth below are brief summaries of the background and business experience of all the directors of the Company. Unless otherwise indicated, each person has been engaged in the noted occupation with the same entity for more than 5 years.

     RICHARD E. ALDERSON is engaged in personal investments.

     DOUGLAS D. AUSTIN is President of Austin Insurance Agency, Inc.

     JOHN C. BURROUGHS, is a Vice President of the Bank and Manager of the Bank's Investment Services Department. Prior to that he was a Certified Financial Planner with Burroughs Financial Management from 1989 to 1992 and with Burroughs, Costa Associates prior to 1989.

     BUD W. CUMMINGS retired in 1986 from serving as the proprietor of the Santa Cruz Coin Exchange.

     RONALD M. ISRAEL, M.D. is a private investor. Previously, he was a self-employed physician and an Assistant Professor of Clinical Medicine at the University of California Medical Center, San Francisco from 1971 to 1994.

     MALCOLM D. MOORE is President of P & M Plumbing, Inc. He is also a partner in two property management and real estate development firms -- P & M Enterprises and Triad Associates.

     HARVEY J. NICKELSON is President, Chief Executive Officer and a director of the Company and Bank.

     GUS J. F. NORTON is the broker of record and a partner in Sun Properties, a real estate sales and development association.

     JAMES C. THOMPSON is currently a partner with the law firm of Comstock, Thompson, Kontz and Brenner since August 1, 1994. Prior to that he was with the law firms of Comstock, Shannon and Thompson from June 1, 1992 to August 1, 1994 and Comstock, Shanle, Shannon & Thompson from August 1, 1989 to June 1992.

     On November 2, 1993, MPC/PCI Steinhardt Limited, a California limited partnership which owned a multi-unit apartment building located in San Francisco, filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court in San Francisco. John C.

Burroughs, a Vice President of the Bank and a Director of the Company, was a general partner of this partnership until July 30, 1993.

EXECUTIVE OFFICERS

     Set forth below is certain information as of June 30, 1996, with respect to each executive officer of the Company or Bank, not previously discussed.


                              Positions and Offices                Officer
                              With the Company                      Since
Name                     Age  and the Bank                      (Company/Bank)
----                     ---  ---------------------              -------------
David V. Heald           47   Executive Vice President            1995/1982
                              of the Company; Executive
                              Vice President and Chief
                              Banking Officer of the Bank

Richard G. Hofstetter    41   Senior Vice President and Senior      ---/1987
                              Lending Officer of the Bank

Bruce H. Kendall         38   Senior Vice President and Chief      1995/1995
                              Financial Officer of the Company
                              and the Bank

     DAVID V. HEALD is Executive Vice President of the Company and Executive Vice President and Chief Banking Officer of the Bank. Prior to 1992, Mr. Heald was the Senior Loan Officer of the Bank.

     RICHARD G. HOFSTETTER is Senior Vice President and Senior Lending Officer of the Bank. Prior to 1992, Mr. Hofstetter was Manager of the Bank's Real Estate Department.

     BRUCE H. KENDALL become Senior Vice President and Chief Financial Officer of the Company and the Bank in 1995. From October 1990 to August 1994, Mr. Kendall was employed by Silicon Valley Bank, most recently as Senior Vice President of Finance.

ITEM 6.   EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation paid (for services rendered in all capacities) during the past three fiscal years to the executive officers of the Company whose annual compensation for 1995 exceeded $100,000. All compensation is presently paid by the Bank.

                                                                Long-Term
                                                               Compensation
                                                 Other Annual     Awards      All Other
Name        Position    Year    Salary   Bonus   Compensation    Options     Compensation
----        --------    ----    ------   -----   ------------  ------------  ------------
Harvey J.  President    1995   $148,750  $81,000      -0-           -0-       $104,156 1/
Nickelson  and Chief    1994   $141,222  $81,000      -0-           -0-       $ 34,030 1/
           Executive    1993   $133,580  $76,000      -0-           -0-       $ 24,428 1/
           Officer

David V.   Executive    1995   $107,192  $42,500      -0-           -0-       $ 53,784 1/
Heald      Vice         1994   $102,083  $42,500      -0-           -0-       $ 17,490 1/
           President    1993   $ 96,375  $37,000      -0-           -0-       $ 10,903 1/
           and Chief
           Banking
           Officer

Richard G. Senior       1995   $ 89,942  $35,000      -0-           -0-       $ 4,936 2/
Hofstetter Vice         1994   $ 85,591  $35,000      -0-           -0-       $ 4,860 2/
           President    1993   $ 80,472  $30,290      -0-           -0-       $ 2,606 2/
           and Senior
           Loan Officer


____________________

1/ Includes amounts allocated to an ESOP account, contributed to a 401(k) Plan and accrued under a Salary Continuation Agreement

2/   Includes amounts allocated to an ESOP account and contributed to a 401(k)
     Plan.

     During 1995, non-employee directors of the Company received a retainer of $4,800 per year and also received $500 for attending Board meetings, $300 for loan committee meetings and $200 for other committee meetings. Beginning in October, 1995, the Chairman of the Company receives a retainer of $7,500 per quarter for his services and receives no other cash compensation. Employee directors of the Company receive $1,000 for attending Board meetings.

     In addition, non-employee directors of the Company receive stock options for 2,000 shares each year for five years beginning in 1995.

DIRECTORS' DEFERRED COMPENSATION

     In November, 1992, the Bank entered into Deferred Compensation Agreements ("Compensation Agreements") with its directors, except Harvey J. Nickelson. Under the Compensation Agreements, the directors may elect before January 1 of each year to defer all or a part of their directors' fees, and they will be credited with interest based upon the deferred amount. The interest rate on the deferred amount of the directors' compensation is presently 6.6%. The deferred amount of the directors' compensation is to be paid to each director at the earlier of termination of their service as a director of the Bank; attainment of age 65; or upon 180 days advance notice to the director by the Bank. In the event of a director's death prior to termination of his service with the Bank or age 65, his beneficiary will be entitled to receive the payments under the Compensation Agreement. The Bank has purchased an insurance policy on the life of each of the participating directors to enable the Bank to make payments as required by the Compensation Agreements.

EXECUTIVE SALARY CONTINUATION PLANS

     On September 19, 1992, the Bank entered into Executive Salary Continuation Agreements ("Salary Continuation Agreements") with Harvey J. Nickelson and David
V. Heald (collectively "Recipient"). Under the Salary Continuation Agreements upon retirement at age 65, Mr. Nickelson is entitled to $75,000 per year and Mr. Heald is entitled to $50,000 per year, each for 15 years. If the Recipient elects early retirement after age 55 but prior to attaining age 65, the annual payments shall be reduced by 2% per year for each year such retirement precedes age 65 and payments are limited to the vested portion of the benefit. In the event of the Recipient's death or disability, their designated beneficiary would be entitled to the benefits. In the event of a Change of Control of the Company, as defined in the Salary Continuation Agreements, the Recipient shall immediately become fully vested and in the event of termination of employment after a Change of Control has occurred shall be entitled to receive payments pursuant to the terms of the Salary Continuation Agreements. The Bank has purchased insurance policies on the life of each of these officers to enable the Bank to make payments as required by the Salary Continuation Agreements.

COAST COMMERCIAL BANK EMPLOYEE STOCK OWNERSHIP PLAN

     In November, 1991, the Bank amended and restated the Coast Commercial Bank Employee Savings Plan and it was renamed the Coast Commercial Bank Employee Stock Ownership Plan, which contains 401(k) provisions ("KSOP"). The KSOP is considered by the Board of Directors to be a means of recognizing the contributions made to the Bank's successful operation by its employees and to reward such contributions. Under the KSOP, there is both a purchase of the Company's Common

Stock for the account of employees as part of the employee stock ownership provisions and a contribution by the Bank and an opportunity for employee contributions and matching under the 401(k) provisions. During 1994, the Bank contributed $120,000 to the employee stock ownership portion and $41,885 to the 401(k) portion of the KSOP. Under the 401(k) portion, the Bank's matching funds are used to purchase the Company's Common Stock.

     All employees who are 21 years old and have been credited with 1,000 hours of service are eligible to participate in the KSOP. When an employee retires or in the event of death or total disability, an employee will be entitled to their distribution not later than the end of the year following termination of employment. An employee who has attained age 55 and has 15 years of service may elect to receive benefits pursuant to the early retirement provisions of the KSOP. If employment is terminated for any other reason, an employee is entitled to the payment of their KSOP account.

COAST BANCORP 1995 STOCK OPTION PLAN

     On February 22, 1995, the Company adopted the Coast Bancorp 1995 Stock Option Plan ("1995 Plan") which sets aside 400,000 shares of no par value Common Stock of the Company for which options may be granted to key, full-time salaried employees and officers of the Company, as well as non-employee directors of the Company.

     The exercise price of all options to be granted under the 1995 Plan must be at least 100% of the fair market value of the Company's Common Stock on the granting date and be paid in full at the time the option is exercised either in cash, shares of the Company's Common Stock with a fair market value equal to the purchase price or a combination thereof. Under the 1995 Plan, all options expire no more than ten years after the date of grant.

     In the case of termination of employment or status as a director, no additional options become exercisable, and exercise rights cease after three (3) months unless employment or status as a director is terminated because of death or disability, in which case the option may be exercised for not more than one year following termination. In case of termination of employment for cause, or cessation of status as a director as a result of being removed from office by a bank regulatory authority or by judicial process, exercise rights cease after thirty (30) days.

     No options had been granted to executive officers of the Company pursuant to the 1995 Plan as of December 31, 1995.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INDEBTEDNESS OF MANAGEMENT AND OTHER TRANSACTIONS

     The Company has had and expects to have in the future, banking transactions in the ordinary course of its business with its directors, executive officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans comparable to transactions with others, and such transactions did not involve more than the normal risks of collectibility or present other unfavorable features.

ITEM 8.   LEGAL PROCEEDINGS

     The Company is a party to routine litigation which is incidental to its business. As of June 30, 1996, there are no pending legal proceedings to which the Company is a party which may have a materially adverse effect upon the Company's business.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          A. There is limited trading in the shares of Common Stock of the Company. The Company's Common Stock is not listed on any exchange, but is listed on the NASDAQ Bulletin Board. There are several market makers handling trades in the Company's Common Stock.

     The prices indicated below may not necessarily represent actual transactions.

                                        Sale Price of the Company's Common Stock
                                        ----------------------------------------
Quarter Ended 1996                                      Bid            Ask
------------------                                    ------         ------
March 31                                              $13.00         $15.00
June 30                                                14.00          16.25

Quarter Ended 1995
------------------
March 31                                              $ 9.00         $10.25
June 30                                                10.62          11.00
September 30                                           10.25          11.00
December 31                                            10.25          14.00

Quarter Ended 1994
------------------
March 31                                              $11.50         $12.00
June 30                                                10.50          12.00
September 30                                            9.50          11.00
December 31                                             9.63          10.25



     B. As of June 30, 1996, the approximate number of holders of the Company's Common Stock was 456.

     C. The Company paid a cash dividend of $.10 per share in the first and second quarters; cash dividends of $.09 per share in each quarter during 1995; and cash dividends of $0.075 per share in each quarter of 1994.

     There can be no assurances that the Company will pay either cash or stock dividends in the future.

     The Company considers the payment of cash dividends in order to return a portion of its profits to shareholders. In considering the amount of cash dividends to be paid, if any, the Company considers the maintenance of a consistent dividend policy as part of its effort to make the Company's stock attractive to investors; the amount and frequency of dividends; the payout ratio; the need of the Company to have sufficient funds available to pay its expenses; and compliance with applicable laws, regulations and other regulatory requirements.

     California law provides that in order to declare dividends: (i) after a corporation has paid a dividend to its shareholders, it must be likely that the corporation will be able to meet its liabilities as they mature; and (ii) the amount of the corporation's retained earnings immediately prior to the payment of the dividend must be equal to or exceed the amount of the proposed cash dividend.

     The Company's primary source of revenue is dividends from its subsidiary, the Bank. The payment of dividends by the Bank is subject to various legal and regulatory requirements.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     In connection with the reorganization of the Bank into a bank holding company structure, the Company issued 2,277,999 shares of its Common Stock to the shareholders of the Bank in a tax-free exchange pursuant to the exemption provided under Section 3(a)(12) of the Securities Act of 1933. The reorganization was completed on July 25, 1995.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     AUTHORIZED CAPITAL. The Company has an authorized capitalization of 20,000,000 shares of no par value Common Stock of which 2,209,659 shares are outstanding and 10,000,000 shares of Preferred Stock, of which there are no shares outstanding. The balance of the Company's authorized capital stock will be available to be issued when and as the Board of Directors of the Company determines it advisable to do so. The Board of Directors of the Company has the authority to issue shares of Common Stock or Preferred Stock to the extent of the number of authorized unissued shares without obtaining the approval of existing holders of Common Stock. The Board of Directors of the Company also has the authority, without further action of the existing holders of Common Stock, to fix the rights, preferences, privileges and restrictions on any Preferred Stock issued, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any such series.

     The issuance of additional shares of the Company's Common Stock or Preferred Stock could adversely affect the voting power of holders of Common Stock. The issuance of shares of Preferred Stock could adversely affect the likelihood that holders of Common Stock will receive dividend payments and payments upon liquidation. There are no present plans, understandings, arrangements or agreements to issue any additional shares of the Company's Common Stock or Preferred Stock.

     VOTING RIGHTS. Holders of the Company's Common Stock are entitled to one vote for each share held, except that in the election of directors each shareholder has cumulative voting rights. If cumulative voting is utilized, each shareholder may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are entitled, or may distribute the same number of votes among as many candidates as the shareholder desires. In order to utilize cumulative voting it must be requested by a shareholder at a shareholders' meeting. After such request, a shareholder intending to cumulate their votes may strike out the names of the nominees for whom they do not wish to vote. The Board of Directors of the Company is not a classified Board.

     ASSESSMENT OF SHARES. The Common Stock of the Company is not subject to assessment, as its Articles of Incorporation do not confer upon its Board of Directors the authority to order such assessment.

     REPURCHASE OF SHARES. The Company may repurchase its own capital stock by action of the Board of Directors, subject to limitations imposed by the rules of the Federal Reserve Board and limitations on dividends. The Company is required to give the Federal Reserve Bank of San Francisco prior written notice before purchasing or redeeming its equity securities, if the gross consideration for such purchase or redemption, when aggregated with the net consideration paid by the Company for all purchases or redemptions of its equity securities during the 12 months preceding the date of notification, equals or exceeds 10% of the Company's consolidated net worth as of the date of such notice. The Federal Reserve Bank may permit a purchase or redemption to be accomplished if it determines that the repurchase or redemption would not constitute an unsafe or unsound practice and that it would not violate any applicable law, rule, regulation or order, or any condition imposed by, or written agreement with, the Federal Reserve Board.


     PREEMPTIVE RIGHTS. The holders of the Company's Common Stock will not, have preemptive rights. The Company's Common Stock does not have any conversion rights, redemption rights or sinking fund provisions applicable thereto.

     LIQUIDATION RIGHTS. The holders of the Company's Common Stock will also be entitled to receive their pro rata share of the Company's assets distributable to shareholders upon liquidation.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

CALIFORNIA LEGISLATION

     The Company is subject to the California General Corporation Law ("CGCL"), which provides a detailed statutory framework covering the limitation of liability of directors in certain instances and indemnification of any officer, director or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her service on behalf of such corporation.

     With respect to limitation of liability, the CGCL permits a California corporation to adopt a provision in its articles of incorporation reducing or eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of care, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of the duty of loyalty). The CGCL in this regard relates only to actions brought by shareholders on behalf of the corporation (i.e., "derivative actions") and does not apply to claims brought by outside parties.

     With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful "on the merits" in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best Interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (1) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

     The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the Indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation's articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability Incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.

     The Articles of Incorporation and Bylaws of the Company implement the applicable statutory framework by limiting the personal liability of directors for monetary damages for a breach of a directors' fiduciary duty of care and allowing the Company to expand the scope of its indemnification of directors, officers and other agents to the fullest extent permitted by California law. The Articles of the Company, pursuant to the applicable provisions of the CGCL, also includes a provision allowing the Company to include in its bylaws, and in agreements between the Company and its directors, officers and other agents, provisions expanding the scope of indemnification beyond that specifically provided under California law.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     (a) Audited consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 and unaudited consolidated financial statements as of June 30, 1996 and for the six month periods ended June 30, 1996 and 1995 appear on pages 55 thru 72.

COAST BANCORP
CONSOLIDATED BALANCE SHEETS

                                                                    JUNE 30,                      DECEMBER 31,
                                                              ---------------      ----------------------------------
                                                                (unaudited)

ASSETS                                                                  1996                  1995              1994
                                                              ---------------       ---------------    --------------
Cash and due from banks                                         $ 13,166,000          $ 18,956,000      $ 19,223,000
Federal funds sold                                                12,500,000             7,000,000        11,500,000
                                                              ---------------       ---------------    --------------
Total  cash and equivalents                                       25,666,000            25,956,000        30,723,000
Securities:
 Available-for-sale, at fair value
   (amortized cost - 1996 $58,619,000, 1995 $64,080,000,          58,185,000            64,888,000        29,628,000
   1994 $30,559,000)
 Held-to-maturity, at amortized cost
   (fair value - 1996 $6,124,000, 1995 $6,256,000, 1994            6,094,000             6,099,000        11,861,000
   $11,377,000)
Loans:
 Commercial                                                       37,158,000            34,263,000        32,294,000
 Real estate - construction                                       14,781,000            14,008,000        15,717,000
 Real estate - term                                               59,295,000            50,580,000        41,200,000
 Installment and other                                             7,637,000             7,989,000         8,437,000
                                                              ---------------        --------------    --------------
Total loans                                                      118,871,000           106,840,000        97,648,000
 Unearned income                                                  (1,686,000)           (1,631,000)       (1,580,000)
 Allowance for credit losses                                      (2,969,000)           (2,478,000)       (1,859,000)
                                                              ---------------        --------------    --------------
Net loans                                                        114,216,000           102,731,000        94,209,000
Bank premises and equipment - net                                  2,215,000             2,408,000         2,780,000
Other real estate owned                                              896,000               830,000         1,419,000
Accrued interest receivable and other assets                       6,440,000             4,756,000         5,241,000
                                                              ---------------        --------------    --------------
TOTAL ASSETS                                                    $213,712,000          $207,668,000      $175,861,000
                                                              ---------------        --------------    --------------
                                                              ---------------        --------------    --------------
LIABILITIES AND EQUITY
LIABILITIES:
Deposits:
 Noninterest-bearing demand                                     $ 49,161,000          $ 49,575,000      $ 43,112,000
 Interest-bearing demand                                          66,918,000            74,944,000        77,380,000
 Savings                                                          26,113,000           17, 385,000        17,254,000
 Time                                                             23,352,000            22,142,000        14,384,000
                                                              ---------------        --------------    --------------
Total deposits                                                   165,544,000           164,046,000       152,130,000
Securities sold under agreements to repurchase                    24,497,000            20,000,000         4,000,000
Accrued expenses and other liabilities                             2,479,000             2,638,000         1,830,000
Indebtedness of employee stock ownership plan                              -                     -           191,000
                                                              ---------------        --------------    --------------
Total liabilities                                                192,520,000           186,684,000       158,151,000
STOCKHOLDERS' EQUITY:
Preferred stock - no par value;
 10,000,000 shares authorized; no shares issued                            -                     -                 -
Common stock - no par value; 20,000,000 shares authorized;
 shares outstanding: 2,209,659 in 1996, 2,257,899 in 1995
  and 2,277,999 in 1994                                           11,041,000            11,282,000        11,383,000
Indebtedness of employee stock ownership plan                              -                     -          (191,000)
Retained earnings                                                 10,402,000             9,230,000         7,062,000
Net unrealized gain (loss) on available-for-sale securities         (251,000)              472,000          (544,000)
                                                              ---------------        --------------    --------------
Total stockholders' equity                                        21,192,000            20,984,000        17,710,000
                                                              ---------------        --------------    --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $213,712,000          $207,668,000      $175,861,000
                                                              ---------------        --------------    --------------
                                                              ---------------        --------------    --------------

See notes to consolidated financial statements

COAST BANCORP
CONSOLIDATED INCOME STATEMENTS


                                                         SIX MONTHS ENDED JUNE 30,                 YEARS ENDED DECEMBER 31,
                                                        -----------------------------     -----------------------------------------
                                                        (unaudited)       (unaudited)
                                                                1996             1995             1995           1994          1993
Interest Income:
Loans, including fees                                     $6,308,000       $5,729,000     $11, 804,000    $ 9,961,000   $ 9,901,000
Federal funds sold                                           295,000          277,000          671,000        368,000       238,000
Securities:
    Taxable                                                2,093,000        1,438,000        3,284,000      1,666,000     1,206,000
    Nontaxable                                               169,000          185,000          360,000        383,000       307,000
                                                         -----------       ----------     ------------    -----------   -----------
Total interest income                                      8,865,000        7,629,000       16,119,000     12,378,000    11,652,000
Interest expense:
    Deposits                                               1,655,000        1,449,000        2,970,000      2,442,000     2,699,000
    Other borrowings                                         655,000          347,000          783,000              -             -
                                                         -----------       ----------     ------------    -----------   -----------
Total interest expense                                     2,310,000        1,796,000        3,753,000      2,442,000     2,699,000
                                                         -----------       ----------     ------------    -----------   -----------
Net interest income                                        6,555,000        5,833,000       12,366,000      9,936,000     8,953,000
Provision for credit losses                                  450,000          450,000          900,000        600,000       850,000
                                                         -----------       ----------     ------------    -----------   -----------
Net interest income after provision for credit losses      6,105,000        5,383,000       11,466,000      9,336,000     8,103,000
Noninterest income:
    Customer service fees                                    856,000          745,000        1,527,000      1,501,000     1,440,000
    Gain on sale of loans                                    769,000          397,000          678,000      1,174,000     2,418,000
    Loan servicing fees                                      455,000          431,000          875,000        793,000       664,000
    Gain on sale of other real estate owned                        -                -           65,000        163,000        50,000
    Gain on sale of bank premises and equipment                    -           13,000           13,000          7,000       208,000
    Gains (losses) on securities transactions                 66,000          (13,000)         (48,000)         1,000        59,000
    Other                                                    261,000          213,000          448,000        405,000       345,000
                                                         -----------       ----------     ------------    -----------   -----------
Total noninterest income                                   2,407,000        1,786,000        3,558,000      4,044,000     5,184,000
Noninterest expenses:
    Salaries and benefits                                  2,618,000        2,449,000        5,009,000      4,658,000     4,403,000
    Equipment                                                566,000          504,000        1,043,000      1,072,000       965,000
    Occupancy                                                450,000          443,000          904,000        903,000       931,000
    Insurance                                                 53,000          212,000          280,000        463,000       388,000
    Stationery and postage                                   203,000          144,000          278,000        290,000       312,000
    Legal fees                                                15,000          102,000          200,000        148,000        97,000
    Other                                                  1,185,000        1,029,000        2,141,000      1,929,000     1,799,000
                                                         -----------       ----------     ------------    -----------   -----------
Total noninterest expenses                                 5,090,000        4,883,000        9,855,000      9,463,000     8,895,000
                                                         -----------       ----------     ------------    -----------   -----------
Income before income taxes                                 3,422,000        2,286,000        5,169,000      3,917,000     4,392,000
Provision for income taxes                                 1,354,000          884,000        2,020,000      1,479,000     1,731,000
                                                         -----------       ----------     ------------    -----------   -----------
Net income                                               $ 2,068,000       $1,402,000      $ 3,149,000    $ 2,438,000   $ 2,661,000
                                                         -----------       ----------     ------------    -----------   -----------
                                                      -----------------------------------------------------------------------------
NET INCOME PER COMMON AND EQUIVALENT SHARE               $       .92       $      .62      $      1.38    $      1.07   $      1.17
                                                      -----------------------------------------------------------------------------
                                                      -----------------------------------------------------------------------------



See notes to consolidated financial statements

COAST BANCORP
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
SIX MONTHS ENDED JUNE 30, 1996 AND
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                Indebtedness               Net
                                                                 of Employee        Unrealized
                                           Common Stock                Stock    Gain (Loss) on
                                     ------------------------      Ownership   Available-for -    Retained
                                         Shares        Amount           Plan   Sale Securities    Earnings         Total
                                     ----------   -----------   ------------   ---------------   ----------   -----------
Balance, January 1, 1993              2,277,999   $11,383,000      $(595,000)                    $2,988,000   $13,776,000
Cash dividends paid                                                                                (342,000)     (342,000)
Repayment of employee stock
   ownership plan loan                                               185,000                                      185,000
Net income                                                                                        2,661,000     2,661,000
                                     ----------   -----------   ------------   ---------------   ----------   -----------
Balance, December 31, 1993            2,277,999    11,383,000       (410,000)                     5,307,000    16,280,000
Initial recognition of unrealized
   gains on available-for-sale
   securities                                                                       $  46,000                      46,000
Cash dividends paid                                                                                (683,000)     (683,000)
Repayment of employee stock
   ownership plan loan                                               219,000                                      219,000
Net decrease  in value of
   available-for-sale securities,
   net of tax of $387,000                                                            (590,000)                   (590,000)
Net income                                                                                        2,438,000     2,438,000
                                     ----------   -----------   ------------   ---------------   ----------   -----------
Balance, December 31, 1994            2,277,999    11,383,000       (191,000)        (544,000)    7,062,000    17,710,000
Cash dividends paid                                                                                (820,000)     (820,000)
Repayment of employee stock
   ownership plan loan                                               191,000                                      191,000
Net increase  in value of
   available-for-sale securities,
   net of tax of $724,000                                                           1,016,000                   1,016,000
Repurchase of common stock              (20,100)     (101,000)                                     (161,000)     (262,000)
Net income                                                                                        3,149,000     3,149,000
                                     ----------   -----------   ------------   ---------------   ----------   -----------
Balance, December 31, 1995            2,257,899    11,282,000              -          472,000     9,230,000    20,984,000
Cash dividends paid *                                                                              (447,000)     (447,000)
Net decrease  in value of
   available-for-sale securities,
   net of tax of $519,000 *                                                          (723,000)                   (723,000)
Repurchase of common stock *            (48,240)     (241,000)                                     (449,000)     (690,000)
Net income *                                                                                      2,068,000     2,068,000
                                     ----------   -----------   ------------   ---------------   ----------   -----------
Balance, June 30, 1996 *              2,209,659   $11,041,000              -        $(251,000)  $10,402,000   $21,192,000
                                     ----------   -----------   ------------   ---------------   ----------   -----------
                                     ----------   -----------   ------------   ---------------   ----------   -----------



* Unaudited
See notes to consolidated financial statements

COAST BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                               SIX MONTHS ENDED JUNE 30,              YEARS ENDED DECEMBER 31,
                                                               -------------------------   ---------------------------------------
                                                                     1996          1995          1995          1994          1993
                                                               -----------   -----------   -----------   -----------   -----------
                                                               (unaudited)   (unaudited)

CASH FLOWS FROM OPERATIONS:
Net income                                                      $2,068,000    $1,402,000    $3,149,000   $ 2,438,000   $ 2,661,000
Adjustments to reconcile net income to net cash provided by
    (used in) operations:
    Provision for credit losses                                    450,000       450,000       900,000       600,000       850,000
    Depreciation and amortization                                    9,000       (67,000)     (101,000)    1,074,000       735,000
    Loss (gain) on sale of property                                  5,000       (13,000)      (78,000)       (7,000)     (208,000)
    Losses (gains) on securities transactions                       51,000       (13,000)       48,000        (1,000)      (59,000)
    Deferred income taxes                                         (382,000)     (266,000)     (601,000)       36,000      (206,000)
    Proceeds from loan sales                                    20,093,000    10,842,000    20,835,000    34,673,000    45,405,000
    Origination of loans held for sale                         (27,108,000)  (13,803,000)  (24,283,000)  (31,975,000)  (45,902,000)
    Accrued interest receivable and other assets                  (783,000)      196,000       363,000      (671,000)   (1,408,000)
    Accrued expenses and other liabilities                        (159,000)     (130,000)      808,000       964,000       (17,000)
    Increase in unearned income                                    504,000       413,000       875,000       630,000       306,000
    Other -  net                                                   (66,000)      139,000       178,000             -       302,000
                                                               -----------   -----------   -----------   -----------   -----------
Net cash provided by (used in) operations                       (5,318,000)     (850,000)    2,093,000     7,761,000     2,459,000
                                                               -----------   -----------   -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of available-for-sale securities             4,628,000     2,855,000     4,665,000     7,911,000             -
Proceeds from maturities of investment securities               11,940,000     3,181,000     9,723,000     5,727,000     1,500,000
Purchases of investment securities                             (11,207,000)  (13,318,000)  (42,140,000)  (20,237,000)  (15,657,000)
Net (increase) decrease in loans                                (4,975,000)    4,553,000    (6,025,000)  (10,708,000)    8,041,000
Purchases of bank premises and equipment                          (216,000)     (262,000)     (418,000)     (209,000)   (1,208,000)
Proceeds from disposals of bank premises and equipment                   -        26,000        26,000        19,000       781,000
Proceeds from sales of other real estate owned                           -             -       475,000     1,331,000       624,000

Net cash provided by (used in) investing activities                170,000    (2,965,000)  (33,694,000)  (16,166,000)   (5,919,000)
                                                               -----------   -----------   -----------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from securities sold under agreements to repurchase     4,497,000     6,000,000    16,000,000     4,000,000             -
Net increase in deposits                                         1,498,000       973,000    11,916,000    16,557,000     2,788,000
Payment of cash dividends                                         (447,000)     (410,000)     (820,000)     (683,000)     (342,000)
Repurchase of common stock                                        (690,000)            -      (262,000)            -             -
                                                               -----------   -----------   -----------   -----------   -----------
Net cash provided by financing activities                        4,858,000     6,563,000    26,834,000    19,874,000     2,446,000
                                                               -----------   -----------   -----------   -----------   -----------

Net increase (decrease) in cash and cash equivalents              (290,000)    2,748,000    (4,767,000)   11,469,000    (1,014,000)
                                                               -----------   -----------   -----------   -----------   -----------

Cash and equivalents, beginning of period                       25,956,000    30,723,000    30,723,000    19,254,000    20,268,000
                                                               -----------   -----------   -----------   -----------   -----------

Cash and equivalents, end of period                            $25,666,000   $33,471,000   $25,956,000   $30,723,000   $19,254,000
                                                               -----------   -----------   -----------   -----------   -----------
                                                               -----------   -----------   -----------   -----------   -----------


OTHER CASH FLOW INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest                                                        $3,314,000    $2,164,000   $ 3,351,000   $ 2,432,000   $ 2,767,000
Income taxes                                                     1,712,000     1,513,000     2,393,000       892,000     2,215,000

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Additions to other real estate owned                            $   66,000             -             -   $ 2,247,000   $   364,000


See notes to consolidated financial statements

COAST  BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 1996 (unaudited) and
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
--------------------------------------------------------------------------------

1.  ORGANIZATION AND SIGNIFICANT  ACCOUNTING  POLICIES

    ORGANIZATION - In May 1995, the shareholders of Coast Commercial Bank approved a plan which provided for the formation of COAST BANCORP (a bank holding company) and the conversion of each share of outstanding Coast Commercial Bank common stock into one share of Coast Bancorp common stock. Effective July 25, 1995 Coast Bancorp issued 2,277,999 shares of its common stock for all the outstanding shares of Coast Commercial Bank through a merger which has been accounted for similar to a pooling of interests in that the historical cost basis of Coast Commercial Bank has been carried forward. As a result of the merger, Coast Commercial Bank became a wholly-owned subsidiary of Coast Bancorp.

    NATURE OF OPERATIONS - Coast Bancorp (the Company) and its subsidiary, Coast Commercial Bank (the Bank), operate 5 branches in Santa Cruz County, California. The Company's primary source of revenue is loans to customers, who are predominately small and middle-market businesses and middle-income individuals.

    BASIS OF PRESENTATION - The accounting and reporting policies of the Company and the Bank conform to generally accepted accounting principles and to prevailing practices within the banking industry. The methods of applying those principles which materially affect the consolidated financial statements are summarized below. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the dates of the balance sheets, and revenues and expenses for the periods indicated. Actual results could differ from those estimates.

    CONSOLIDATION - The consolidated financial statements include the accounts of the Company and the Bank. All material intercompany accounts and transactions have been eliminated.

    CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds sold are sold for one-day periods.

    SECURITIES - The Company adopted Statement of Financial Accounting
    Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective January 1, 1994. This Statement requires entities to classify debt securities into one of three categories: held-to-maturity, trading or available-for-sale. Investments in debt securities are classified as held-to-maturity and measured at amortized cost only if the Company has the positive intent and ability to hold such securities to maturity. All other investments in debt and equity are classified as either trading securities, which are bought and held principally for the purpose of selling them in the near term and are carried at market value with a corresponding recognition of the unrealized holding gain or loss in results of operations, or as available-for-sale securities, which are all other securities and are carried at market value with a corresponding recognition of the unrealized holding gain or loss as a net amount in a separate component of stockholders' equity until realized.

    Prior to adopting SFAS No. 115, the Company accounted for investment securities at amortized cost, based on management's intent to hold the securities for investment purposes.

    Amortization of premiums and accretion of discounts arising at acquisition of securities are included in income using methods that approximate the interest method. Market values are based on quoted market prices or dealer quotes. Gains or losses on the sale of securities are computed using the specific identification method.

    LOANS - Loans are stated at the principal amount outstanding. Loans held for sale are carried at the lower of cost or market. Interest on loans is credited to income as earned.

    The accrual of interest is discontinued and any accrued and unpaid interest is reversed when the payment of principal or interest is 90 days past due unless the amount is well secured and in the process of collection. Income on nonaccrual loans is then recognized only to the extent that cash is received and where the future collection of principal is probable.

    Loan origination fees and costs are deferred and amortized to income by a method approximating the effective interest method over the estimated lives of the underlying loans. Fees received by the Company relating to mortgage loans held for sale are recognized when the loans are sold.

    The Company originates loans that are guaranteed in part by the Small Business Administration (SBA). The guaranteed portion of such loans can be sold without recourse. The Company retains the servicing for the portion sold and has credit risk for the remaining unguaranteed portion. Gains or losses realized on loans sold are determined by allocating the recorded investment between the portion of the loan sold and the portion retained based on an estimate of the relative fair values of those portions as of the date the loan is sold. Sales of SBA loans totaled $6,915,000, $15,807,000, and $28,075,000 during 1995, 1994 and 1993, respectively. SBA loans serviced for other investors were $71,216,000 at December 31, 1995.

    The Company also originates and sells residential mortgage loans to the Federal Home Loan Mortgage Corporation and other participants in the mortgage markets. Sales of residential mortgage loans totaled $13,920,000, $18,866,000, and $17,330,000 during 1995, 1994, and 1993, respectively. Residential mortgage loans serviced for other investors were $46,637,000 at December 31, 1995.

    ALLOWANCE FOR CREDIT LOSSES - The allowance for credit losses is established through a provision charged to expense. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit, based on evaluations of collectibility and prior loan loss experience. The evaluations take into consideration such factors as changes in the composition of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current and anticipated local economic conditions that may affect the borrowers' ability to pay.

    In evaluating the probability of collection, management is required to make estimates and assumptions that affect the reported amounts of loans, allowance for credit losses and the provision for credit losses charged to operations. Actual results could differ significantly from those estimates.

    BANK PREMISES AND EQUIPMENT - Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of three to twenty years. The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" effective January 1, 1995. The adoption of this statement had no effect on the Company's financial position or results of operations.

    OTHER REAL ESTATE OWNED - Other real estate owned consists of property acquired as a result of a foreclosure proceeding or through receipt of a deed-in-lieu of foreclosure. Other real estate owned is carried at the lower of cost or fair value minus estimated costs to sell. Any excess of the loan balance over the fair value when the property is acquired is charged to the allowance for credit losses. Subsequent declines in fair value, if any, and disposition gains and losses are included in noninterest income and noninterest expense.

    ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS - Accrued interest receivable and other assets includes the cash surrender value of single premium insurance policies of $1,979,000 and $1,942,000 at December 31, 1995 and 1994, respectively.

    INCOME TAXES - Deferred income taxes are provided for temporary differences between financial statement and income tax reporting, in accordance with SFAS No. 109.

    NET INCOME PER COMMON AND EQUIVALENT SHARE - Net income per common and equivalent share is computed using the weighted average shares outstanding plus the dilutive effect of stock options. The number of shares used to compute net income per share for the six month periods ended June 30, 1996 and 1995 was 2,235,856 and 2,277,999, respectively, and for the years ended December 31, 1995, 1994 and 1993 was 2,280,285, 2,277,999 and 2,277,999,
    respectively. The difference between primary and fully diluted net income per share is not significant in any period.

    RECLASSIFICATIONS - Certain amounts in the 1993 and 1994 consolidated financial statements have been reclassified to conform to the 1995 presentation. These reclassifications had no impact on stockholders' equity or net income.

    INTERIM FINANCIAL STATEMENTS (UNAUDITED) - The interim financial statements as of June 30, 1996 and for the six month periods ended June 30, 1996 and 1995 are unaudited. In the opinion of management, these financial statements bave been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting solely of adjustments of a normal recurring nature, which are necessary to present fairly the results as of such date and for such interim periods. The results of interim periods are not necessarily indicative of results of operations expected for a full year. The information disclosed in these notes to the consolidated financial statements related to these periods is unaudited.

2.  RESTRICTED CASH BALANCES

    The Company, through its bank subsidiary, is required to maintain reserves with the Federal Reserve Bank of San Francisco. Reserve requirements are based on a percentage of certain deposits. At December 31, 1995 the Company maintained reserves of $3,270,000 in the form of vault cash and balances at the Federal Reserve which satisfied the regulatory requirements.

3.  INVESTMENT SECURITIES
     The amortized cost and estimated market values of investment securities at are as follows:


                                                                               Gross        Gross
                                                               Amortized  Unrealized   Unrealized          Estimated
                                                                    Cost        Gain         Loss       Market Value
                                                             -----------  ----------  -----------        -----------
    JUNE 30, 1996
    Available-for-sale:
    U.S. Treasury and agency securities                      $ 6,004,000  $        -  $   (50,000)       $ 5,954,000
    Mortgage-backed securities                                51,836,000     461,000     (962,000)        51,335,000
    Other                                                        779,000     117,000            -            896,000
                                                             -----------  ----------  -----------        -----------
    Total                                                    $58,619,000  $  578,000  $(1,012,000)       $58,185,000
                                                             -----------  ----------  -----------        -----------
                                                             -----------  ----------  -----------        -----------


    Held-to-maturity - State and municipal obligations       $ 6,094,000  $  116,000  $   (86,000)       $ 6,124,000
                                                             -----------  ----------  -----------        -----------
                                                             -----------  ----------  -----------        -----------

    DECEMBER 31, 1995
    Available-for-sale:
    U.S. Treasury and agency securities                       11,029,000  $   20,000  $   (27,000)       $11,022,000
    Mortgage-backed securities                                52,489,000     824,000     (165,000)        53,148,000
    Other                                                        562,000     156,000            -            718,000
                                                             -----------  ----------  -----------        -----------
    Total                                                    $64,080,000  $1,000,000  $  (192,000)       $64,888,000
                                                             -----------  ----------  -----------        -----------
                                                             -----------  ----------  -----------        -----------


    Held-to-maturity - State and municipal obligations       $ 6,099,000  $  180,000  $   (23,000)       $ 6,256,000
                                                             -----------  ----------  -----------        -----------
                                                             -----------  ----------  -----------        -----------

    1994
    Available-for-sale:
    U.S. Treasury and agency securities                      $ 7,606,000  $    4,000  $  (299,000)       $ 7,311,000
    Mortgage-backed securities                                22,466,000           -     (889,000)        21,577,000
    Other                                                        487,000     253,000            -            740,000
                                                             -----------  ----------  -----------        -----------
    Total                                                    $30,559,000  $  257,000  $(1,188,000)       $29,628,000
                                                             -----------  ----------  -----------        -----------
                                                             -----------  ----------  -----------        -----------

    Held-to-maturity:
    Mortgage-backed securities                               $ 5,265,000           -  $  (208,000)       $ 5,057,000
    State and municipal obligations                            6,596,000  $  101,000     (377,000)         6,320,000
                                                             -----------  ----------  -----------        -----------
    Total                                                    $11,861,000  $  101,000  $  (585,000)       $11,377,000
                                                             -----------  ----------  -----------        -----------
                                                             -----------  ----------  -----------        -----------


    The amortized cost and estimated market value of debt securities at June 30, 1996 and December 31, 1995, by contractual maturity, are as follows:


    JUNE 30, 1996                                                  Available-for-sale            Held-to-maturity
                                                         ----------------------------   --------------------------
                                                           Amortized        Estimated    Amortized       Estimated
                                                                Cost     Market Value         Cost    Market Value
                                                         -----------     ------------   ----------    ------------
    U.S. Treasury and agency and state and
       municipal securities:
    Due within one year                                  $ 3,045,000      $ 3,013,000   $  175,000      $  175,000
    Due after 1 year through 5 years                       2,959,000        2,941,000    1,416,000       1,473,000
    Due after 5 years through 10 years                             -                -    2,054,000       2,054,000
    Due after 10 years                                             -                -    2,449,000       2,422,000
                                                         -----------      -----------   ----------      ----------
                                                           6,004,000        5,954,000    6,094,000       6,124,000
    Mortgage-backed securities                            51,836,000       51,335,000            -               -
                                                         -----------      -----------   ----------      ----------
    Total                                                $57,840,000      $57,289,000   $6,094,000      $6,124,000
                                                         -----------      -----------   ----------      ----------
                                                         -----------      -----------   ----------      ----------


    DECEMBER 31, 1995                                              Available-for-sale             Held-to-maturity
                                                         ----------------------------   --------------------------
                                                           Amortized        Estimated    Amortized       Estimated
                                                                Cost     Market Value         Cost    Market Value
                                                         -----------     ------------   ----------    ------------
    U.S. Treasury and agency and state and
       municipal securities:
    Due within one year                                  $ 5,999,000      $ 5,996,000   $  175,000      $  175,000
    Due after 1 year through 5 years                       5,030,000        5,026,000      941,000       1,009,000
    Due after 5 years through 10 years                             -                -    2,251,000       2,309,000
    Due after 10 years                                             -                -    2,732,000       2,763,000
                                                         -----------      -----------   ----------      ----------
                                                          11,029,000       11,022,000    6,099,000       6,256,000
    Mortgage-backed securities                            52,489,000       53,148,000            -               -
                                                         -----------      -----------   ----------      ----------
    Total                                                $63,518,000      $64,170,000   $6,099,000      $6,256,000
                                                         -----------      -----------   ----------      ----------
                                                         -----------      -----------   ----------      ----------


    Proceeds from sales of available-for-sale securities during 1995 and 1994 were $4,665,000 and $7,911,000, respectively, which resulted in gross gains of $10,000 and gross losses of $58,000 in 1995 and gross gains of $202,000 and gross losses of $201,000 in 1994.

    At December 31, 1995, investment securities with a carrying value of $33,622,000 were pledged to collateralize public deposits and for other purposes as required by law or contract.

    Effective December 1, 1995, mortgage-backed securities totaling $4,667,000 in amortized cost and $4,665,000 in market value were reclassified from held-to-maturity to available-for-sale, in connection with the adoption of the Financial Accounting Standards Board Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities."

4.  ALLOWANCE  FOR  CREDIT  LOSSES

    Changes in the allowance for credit losses are as follows:


                                      SIX MONTHS ENDED JUNE 30,               YEAR ENDED DECEMBER 31,
                                      -------------------------               -----------------------

                                          63

                                             1996          1995          1995          1994          1993
                                      -----------   -----------   -----------   -----------   -----------
    Balance, beginning of period       $2,478,000    $1,859,000    $1,859,000    $1,723,000    $1,572,000
    Provision charged to expense          450,000       450,000       900,000       600,000       850,000
    Loans charged off                     (64,000)     (235,000)     (401,000)     (508,000)     (769,000)
    Recoveries                            105,000        62,000       120,000        44,000        70,000
                                      -----------   -----------   -----------   -----------   -----------
    Balance, end of period             $2,969,000    $2,136,000    $2,478,000    $1,859,000    $1,723,000
                                      -----------   -----------   -----------   -----------   -----------
                                      -----------   -----------   -----------   -----------   -----------



    Nonaccrual loans were $518,000, $824,000, $848,000 and $1,427,000 at
    June 30, 1996, and December 31, 1995, 1994, and 1993, respectively.

    The Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" in 1993 and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" in 1994, both of which were implemented in the first quarter of 1995. SFAS No. 114 requires the Bank to measure impaired loans based upon the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 118 amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans and requires certain information to be disclosed. The recorded investment in impaired loans at December 31, 1995 was comprised of one loan of $343,000, which had a related allowance of $69,000. Such allowance is a portion of the allowance for credit losses. For 1995, the average recorded investment in impaired loans was $369,000. No interest income was recognized during the period of impairment.

    At December 31, 1995, SBA loans held for sale were $2,206,000 (1994, $962,000). Mortgage loans held by the Company pending completion of their sale to the Federal Home Loan Mortgage Corporation (FHLMC) or other investors were $2,204,000 at December 31, 1995. No mortgage loans were held pending completion of sale at December 31, 1994. The Company does not anticipate any loss on the sale of these loans

5.  BANK PREMISES AND EQUIPMENT

    Premises and equipment at December 31 are comprised of the following:

                                                       1995           1994
                                                 ----------     ----------
    Buildings and leasehold improvements         $2,332,000     $2,327,000
    Furniture and equipment                       4,244,000      3,912,000
                                                 ----------     ----------
    Total                                         6,576,000      6,239,000
    Accumulated depreciation and amortization    (4,168,000)    (3,459,000)
                                                 ----------     ----------
    Net bank premises and equipment              $2,408,000     $2,780,000
                                                 ----------     ----------
                                                 ----------     ----------

    Certain of the Company's premises are leased under noncancelable operating leases which have, in certain instances, renewal options. Future minimum lease payments are as follows:

    1996                                           $  598,000
    1997                                              397,000
    1998                                              322,000
    1999                                              168,000
    2000                                               67,000
                                                   ----------
    Total                                          $1,552,000
                                                   ----------
                                                   ----------

    Rent expense for operating leases was $602,000, $581,000 and $588,000 in 1995, 1994 and 1993, respectively.

6.  INCOME TAXES
    The provision for income taxes consists of the following:

                                        1995           1994           1993
                                  ----------     ----------     ----------
    Current:
      Federal                     $1,895,000     $  969,000     $1,416,000
      State                          726,000        474,000        521,000
                                  ----------     ----------     ----------
    Total current                  2,621,000      1,443,000      1,937,000
                                  ----------     ----------     ----------
    Deferred:
      Federal                       (471,000)        30,000       (173,000)
      State                         (130,000)         6,000        (33,000)
                                  ----------     ----------     ----------
    Total deferred                  (601,000)        36,000       (206,000)
                                  ----------     ----------     ----------
    Total                         $2,020,000     $1,479,000     $1,731,000
                                  ----------     ----------     ----------
                                  ----------     ----------     ----------



    The effective tax rate differs from the federal statutory rate as follows:

                                                     1995      1994      1993
                                                   --------  --------  -------
    Statutory federal income tax rate                35.0      35.0      35.0
    State income taxes, net of federal tax effect     7.6       7.3       7.3
    Tax exempt income                                (2.2)     (3.0)     (2.4)
    Other - net                                      (1.3)     (1.5)     (0.5)
                                                   --------  --------  -------
    Total                                            39.1 %    37.8 %    39.4 %
                                                   --------  --------  -------
                                                   --------  --------  -------

    The Company's net deferred tax assets are comprised of the following:


                                                                 1995            1994          1993
                                                           ----------      ----------      --------
    Deferred tax assets:
    Provision for credit losses                            $  870,000      $  689,000      $617,000
    Accelerated depreciation                                  291,000          77,000       102,000
    State income tax                                          143,000         108,000       112,000
    Unrealized losses on available-for sale-securities              -         387,000             -
    Other                                                     168,000               -         9,000
                                                           ----------      ----------      --------
    Total deferred tax assets                               1,472,000       1,261,000       840,000
    Unrealized gains on available-for sale-securities        (336,000)              -             -
    Deferred tax liabilities-other                            (67,000)        (70,000)            -
                                                           ----------      ----------      --------
    Total                                                  $1,069,000      $1,191,000      $840,000
                                                           ----------      ----------      --------
                                                           ----------      ----------      --------


7.  COMMITMENTS AND CONTINGENT LIABILITIES

    In the normal course of business, there are outstanding various commitments and contingent liabilities which are not reflected in the consolidated financial statements. The Company does not anticipate losses as a result of these commitments. Undisbursed loan commitments total $32,648,000 and $38,633,000 at June 30, 1996 and December 31, 1995, respectively. Standby letters of credit were $5,401,000 and $4,802,000, at June 30, 1996 and December 31, 1995, respectively. The Company's exposure to credit loss is limited to amounts funded or drawn

    Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits or business or personal assets.

    Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to inventory purchases by the Company's commercial customers and such guarantees are typically short-term. Credit risk is similar to that involved in extending loan commitments to customers and the Company, accordingly, uses evaluation and collateral requirements similar to those for loan commitments. Virtually all of such commitments are collateralized.

8.  LOAN CONCENTRATIONS

    The Bank's customers are primarily located in Santa Cruz, Monterey and San Benito counties, an area on the California coast south of San Francisco. Commercial loans represent 32% of total loans, with no particular industry representing a significant portion. Approximately 13% of the Company's loans are for real estate construction including single family residential and commercial properties. Other real estate secured loans, primarily for commercial properties, represent another 48% of loans. Installment and other loans, primarily automobile and mobile home loans, represent the remainder of loans. Many of the Company's customers are employed by or are otherwise dependent on the high technology, tourism, agriculture and real estate development industries and, accordingly, the ability of any of the Company's borrowers to repay loans may be affected by the performance of these sectors of the economy. Virtually all loans are collateralized. Generally, real estate loans are secured by real property and commercial and other loans are secured by bank deposits or business or personal assets. Repayment is generally expected from refinancing or sale of the related property for real estate construction loans and from cash flows of the borrower for other loans.

9.  RELATED PARTY LOANS

    The Bank may make loans to directors and their associates subject to approval by the Board of Directors. These transactions are at terms and rates comparable to those granted to other customers of the Company. An analysis of changes in related party loans for the year ended December 31, 1995 is as follows:

    BEGINNING BALANCE     ADDITIONS         REPAYMENTS     ENDING BALANCE
        $207,000           $1,000             $38,000         $170,000

10. REGULATORY MATTERS

    The Company and Bank are subject to capital guidelines issued by federal and state regulatory agencies. Currently, the minimum total capital ratio (defined as stockholder's equity plus the allowance for credit losses divided by total assets plus the allowance for credit losses) for California state-chartered banks is 6%. The Company's total capital ratio was 9.9% and 9.5% June 30, 1996 and December 31, 1995, respectively. The federal agencies have adopted risk-based capital guidelines which compare Tier 1 capital, primarily stockholders' equity, and total capital, Tier 1 capital plus a portion of the allowance for credit losses, to risk-weighted assets. Minimum required ratios for Tier 1 and total risk-based capital are 4% and 8%, respectively. The Company maintained Tier 1 risk-based capital ratios of 15.2% and 15.8% and total risk-based capital ratios of 16.5% and 17.0% at June 30, 1996 and December 31, 1995, respectively. In addition, regulatory agencies have adopted a 3% minimum leverage ratio of Tier 1 capital to total assets. Banks anticipating significant asset growth are expected to maintain leverage ratios in excess of the minimum, between 4% and 5%. The Company's leverage ratio was 10.1% and 10.2% at June 30, 1996 and December 31, 1995, respectively.

11. EMPLOYEE BENEFIT PLANS

    The Company has a 401(k) tax-deferred savings plan under which eligible employees may elect to have a portion of their salary deferred and contributed to the plan. The Company is not obligated to, but may contribute to the plan. During 1995, the Company matched each employee's contribution up to $500, aggregating $42,000 ($42,000 in 1994 and $37,000 in 1993). Participants may elect several investment options, including investment in the Company's common stock.

    Substantially all employees with at least 1,000 hours of service are covered by a discretionary employee stock ownership plan (ESOP). The ESOP borrowed $698,000 during 1991 and 1992 to purchase 82,985 shares of the Company's common stock at fair market value from certain directors. During 1995 the loan was fully repaid. The loan had been recorded as a liability of the Company with a corresponding reduction to stockholders' equity. The ESOP serviced the loan with contributions from the Company and with proceeds from sale of stock to 401(k) plan participants. The Company's contribution to the ESOP was $120,000 in 1995, 1994 and 1993.

    The Bank has a salary continuation plan for two officers which provides for retirement benefits upon reaching age 65. The Bank accrues such post-retirement benefits over the vesting period of ten years. In the event of a change in control of the Company, the officers' benefits will fully vest. The Bank accrued $146,000, $40,000, and $24,000 in 1995, 1994, and
    1993, respectively.

    The Bank has a deferred compensation plan whereby certain directors defer their fees until age 65 or 70. Amounts deferred accrue interest at a rate determined annually by the Board of Directors (8.8% for 1995). Accumulated benefits are paid over 8 to 13 years. Total deferred director fees at December 31, 1995 and 1994 were $247,000, and $157,000, respectively.

    During 1995, shareholders approved a stock option plan for the granting of incentive and non-qualified stock options that entitle directors, officers and key employees to purchase shares of the Company's common stock at a price not less than the fair market value on the date the option is granted. Options vest over various periods as set by the Stock Option Committee and expire five to ten years from the date of grant. During 1995 the only stock option activity was the grant of options on 14,000 shares at $10.25 per share. As of December 31, 1995, options for 14,000 shares were exercisable. Options for 386,000 shares were available at December 31, 1995 for future grants. During the first six months of 1996, stock option activity consisted of the grant of options on 64,000 shares at $14.25 per share.

12  DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts.

    The following table presents the carrying amount and estimated fair value of certain assets and liabilities held by the Company at December 31, 1995. The carrying amounts reported in the consolidated balance sheets approximate fair value for the following financial instruments: cash and due from banks, federal funds sold, and demand and savings deposits. See
    Note 3 for a summary of the estimated fair value of securities.


                                                                     December 31, 1995
                                                             -------------------------------
                                                                 Carrying    Estimated Fair
                                                                  Amount         Value
                                                             --------------  ---------------

    Loans, net                                                 $102,731,000    $102,413,000

    Time deposits                                              $ 22,142,000    $ 22,155,000

    Securities sold under agreements to repurchase             $ 20,000,000    $ 20,110,000




    The following methods and assumptions were used by the Company in computing the estimated fair values in the above table:

    LOANS, NET - The fair value of variable rate loans is the carrying value as these loans are regularly adjusted to market rates. The fair value of fixed rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities, adjusted by the allowance for loan losses.

    TIME DEPOSITS - The fair value of fixed rate time deposits was estimated by discounting the cash flows using rates currently offered for deposits of similar remaining maturities.

    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE - The fair value of fixed rate securities sold under agreements to repurchase was estimated by discounting the cash flows using rates currently offered for these types of borrowings of similar remaining maturities.

    UNUSED COMMITMENTS TO EXTEND CREDIT - The fair value of letters of credit and standby letters of credit is not significant.

13. RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS (unaudited)

    The Financial Accounting Standards Board has recently issued SFAS No. 122, "Accounting for Mortgage Servicing Rights" and SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 122, which was implemented in the first quarter of 1996, requires entities to recognize as separate assets rights to service mortgage loans for others without regard to how those rights were acquired and to assess capitalized mortgage servicing rights for impairment of value based upon the fair value of those rights. Adoption of this standard did not have a material impact on the Company financial position or results of operations.

    SFAS No. 123, which also was implemented in the first quarter of 1996, defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. The new standard permits companies to continue to account for equity transactions with employees under existing accounting rules, but requires disclosure in a note to the financial statements of the pro-forma net income and earnings per share as if the company had applied the new method of accounting. The Company intends to follow these disclosure requirements for its employee stock plans. As a result, the adoption of the new standard did not impact reported earnings or earnings per share, and had no impact on the Company's cash flows.

    The Financial Accounting Standards Board has recently issued SFAS
    No. 125, "Accounting for Tranfers and Servicing of Financial Assets and Extinguishments of Liabilities" effective for transactions occurring after December 31, 1996. SFAS No. 125 requires that an asset seller must meet defined conditions to demonstrate that it has surrendered control over the assets. The failure to meet these conditions usually results in on-balance sheet treatment for the assets and a liability for the sale proceeds received. SFAS No. 125 also requires that contracts to service are recorded as an asset or a liability based on fair value or on an allocation of the carrying amount of the financial asset. SFAS 125 covers subsequent accounting, including impairments, and eliminates the distinction between excess and normal servicing. The Company does not believe that adoption of this standard will have a significant impact on its financial position or results of operations.

14. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
    As described in Note 1 to the consolidated financial statements, the merger of Coast Commercial Bank with the Company became effective July, 25, 1995. The condensed financial statements of Coast Bancorp (parent company only) as of and for the year ended December 31, 1995 follow:


    CONDENSED BALANCE SHEET
    Cash                                                                   $ 3,307,000
    Investment in Coast Commercial Bank                                     17,665,000
    Other assets                                                                12,000
                                                                          ------------
    Total                                                                  $20,984,000
                                                                          ------------
                                                                          ------------

    Liabilities                                                            $         -
    Stockholders' equity                                                    20,984,000
                                                                          ------------
    Total                                                                  $20,984,000
                                                                          ------------
                                                                          ------------


    CONDENSED INCOME STATEMENT
    Interest income                                                        $    39,000
    General and administrative expenses                                        (53,000)
                                                                          ------------
    Loss before equity in net income of Coast Commercial Bank                  (14,000)
    Equity in net income of Coast Commercial Bank:
         Dividends received                                                  4,000,000
         Excess of dividends received over equity in net income               (842,000)
    Income tax benefit (expense)                                                 5,000
                                                                          ------------
    Net income                                                             $ 3,149,000
                                                                          ------------
                                                                          ------------


    STATEMENT OF CASH FLOWS
    Net income                                                             $ 3,149,000
    Reconciliation of net income to net cash used by operations:
         Excess of dividends received over equity in net income                842,000
         Other assets                                                          (12,000)
                                                                          ------------
    Net cash provided by operations                                          3,979,000

    Financing activities:
    Cash dividends paid to shareholders                                       (410,000)
    Repurchase of common stock                                                (262,000)
                                                                          ------------
    Net cash applied to financing activities                                  (672,000)
                                                                          ------------

    Net increase in cash                                                   $ 3,307,000
                                                                          ------------
                                                                          ------------


    One of the principal sources of cash for the Company will be dividends from its subsidiary Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of the Company's regulatory agencies to the lesser of retained earnings or the net income of the Company for its last three fiscal years, less any distributions during such period, subject to capital adequacy requirements. At December 31, 1995, the Company has approximately $2,900,000 available for payment of dividends which would not require the prior approval of the banking regulators under this limitation.


                                      * * * * *

Independent Auditors' Report
--------------------------------------------------------------------------------
To the Board of Directors and Stockholders of Coast Bancorp:
    We have audited the accompanying consolidated balance sheets of Coast Bancorp (formerly Coast Commercial Bank) and its subsidiary as of December
31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coast Bancorp and its subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in confomity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

SAN JOSE, CALIFORNIA
JANUARY 27, 1996

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

EXHIBIT INDEX

Exhibit No.    DESCRIPTION
-----------    -----------
 (2.1)         Plan of Reorganization and Merger Agreement
               dated March 7, 1995 by and between Coast
               Commercial, Coast Merger Corporation and
               Coast Bancorp.

 (3.1)         Articles of Incorporation of Coast Bancorp.

 (3.2)         Bylaws of Coast Bancorp.

(10.1)         Salary Continuation Agreement dated September
               19, 1992 by and between Coast Commercial Bank and Harvey J. Nickelson.

(10.2)         Salary Continuation Agreement dated September
               19, 1992 by and between Coast Commercial Bank and David V. Heald.

(10.3) Lease by and between Friend, Friend and Friend and Coast Commercial Bank dated November, 1986, for 720 Front Street, Santa Cruz, California.

(10.4) Lease by and between Green Valley Corporation and Coast Commercial Bank dated July 12, 1988, for 740 Front Street, Santa Cruz, California.

(10.5)         Lease by and between Heffernan Family Trust and
               Coast Commercial Bank dated June 21, 1989, for
               1975 Soquel Drive, Santa Cruz,California.

(10.6)         Lease by and between Martin N. Boone and Robin
               Sherman and Coast Commercial Bank dated July
               16, 1986, for 7775 Soquel Drive, Aptos, California.

(10.7)         Lease by and between Scott Valley Partners and
               Coast Commercial Bank dated November 6, 1991, for 203A Mt. Hermon Road, Scotts Valley.

(10.8)         Lease by and between Jay Paul and Coast Commercial
               Bank dated December 1, 1989, for 1055 S. Green
               Valley Road,. Watsonville.

(10.9)         Lease by and between Dubois Office Plaza and Coast
               Commercial Bank dated January 23, 1993, for 140
               Dubois Street, Santa Cruz.

(10.10)        Coast Commercial Bank Employee Stock Ownership Plan.

(10.11)        Coast Bancorp 1995 Stock Option Plan.

(10.12)        Deferred Compensation Agreement with Richard E.
               Alderson dated November 2, 1992.

(10.13)        Deferred Compensation Agreement with Douglas D.
               Austin Dated Nobember 2, 1992.

(10.14)        Deferred Compensation Agreement with Bud W.
               Cummings Dated Nobember 2, 1992.

(10.15)        Deferred Compensation Agreement with Ronald M.
               Israel Dated Nobember 2, 1992.

(10.16)        Deferred Compensation Agreement with Malcolm D.
               Moore Dated Nobember 2, 1992.

(10.17)        Deferred Compensation Agreement with Gus J.F.
               Norton Dated Nobember 2, 1992.

(10.18)        Deferred Compensation Agreement with James C.
               Thompson Dated Nobember 2, 1992.

                                      SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly issued this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



COAST BANCORP


Date:  September 27, 1996



By:    /s/  Harvey J. Nickelson
   --------------------------------------------
     Harvey J. Nickelson, President
     and Chief Executive Officer


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

                                   POWER OF ATTORNEY

    Each person whose signature appears below hereby constitues and appoints Harvey J. Nickelson and Bruce H. Kendall and each of them, his true and lawful attorney-in-fact and agent, with full powers of substitution, for him and in his name, place and stead, in any and all capacities, to sign and to file any and all amendments, including pre- and/or post-effective amendments to this Registration Statement, with the Securities and Exchange Commission, granting to said attorney-in-fact full power and authority to perform any other act on behalf of the undersigned required to be done in connection therewith.

    Pursuant to the requirements of the Securities Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                      Date


/s/ Douglas D. Austin         Director                   July 17, 1996
------------------------
DOUGLAS D. AUSTIN


/s/ John C. Burroughs         Director                   July 17, 1996
------------------------
JOHN C. BURROUGHS


/s/ Bud W. Cummings           Director                   July 17, 1996
------------------------
BUD W. CUMMINGS


/s/ Bruce H. Kendall          Senior Vice President      July 17, 1996
------------------------      and Chief Financial
BRUCE H. KENDALL              Officer (Principal
                              Financial and
                              Accounting Officer)


/s/ Malcolm D. Moore          Director                   July 17, 1996
------------------------
MALCOLM D. MOORE

/s/ Harvey J. Nickleson       President, Chief           July 17, 1996
------------------------      Executive Officer and
HARVEY J. NICKLESON           Director


/s/ Gus J.F. Norton           Director                   July 17, 1996
------------------------
GUS J.F. NORTON


/s/ James C. Thompson         Chairman of the Board      July 17, 1996
------------------------      of Directors
JAMES C. THOMPSON


/s/ Ronald W. Israel          Director                   July 17, 1996
------------------------
RONALD M. ISRAEL


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